UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 Amendment No. 2

                                       To

                                  FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
         OF SMALL BUSINESS ISSUERS (as amended by Filer on June 5, 2000)

         Pursuant to Section 12(b) or (g) of the Securities and Exchange
                                   Act of 1934



                        THE ENTERTAINMENT INTERNET, INC.
             (Exact name of registrant as specified in its charter)



           Nevada                                   88-0391722
  (State of organization)                  (I.R.S. Employer Identification No.)

             5757 WILSHIRE BLVD., SUITE 124, LOS ANGELES, CA 90036
                    (Address of principal executive offices)

       Registrant's telephone number, including area code (323) 904-4940


              Securities to be registered pursuant to Section 12(b)
                                  of the Act:
                                      None

              Securities to be registered pursuant to Section 12(g)
                                  of the Act:

                    Common Stock, $0.001 par value per share
                   Preferred stock, $.001 par value per share
                       Options convertible to common stock
                        Warrants to purchase common stock
                  Promissory notes convertible to common stock
             Common stock to be issued pursuant to an Employee Stock
                                   Option Plan

                               TABLE OF CONTENTS

                                                                       Page
                                                                       ----



Item 1.    Description of Business....................................... 1

Item 2.    Management's Discussion and Analysis
               or Plan of Operation...................................... 5

Item 3.    Description of Property.......................................23

Item 4.    Security Ownership of Certain Beneficial Owners
               and Management............................................23

Item 5.    Directors, Executive Officers, Promoters and
               Control Persons...........................................26

Item 6.    Executive Compensation........................................33

Item 7.    Certain Relationships and Related Transactions................38

Item 8.    Legal Proceedings.............................................38

Item 9.    Market Price of and Dividends on the Registrant's
               Common Equity and Other Shareholder Matters...............46

Item 10.    Recent Sales of Unregistered Securities......................47

Item 11.    Description of Securities....................................49

Item 12.    Indemnification of Directors and Officers....................50

Item 13.    Financial Statements.........................................51

Item 14.    Changes in and Disagreements with Accountants................51

Item 15.    Financial Statements and Exhibits............................51

Signatures ..............................................................54

PLEASE NOTE: Since the initial filing of the Company's registration statement, there have been several significant changes in the management of the Company; two directors and/or executive officers resigned. A new president and member of the board of directors has been appointed. Certain shares of stock and options have been canceled. The reader is also referred to Item 4 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; Item 5 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS; and Item 6 EXECUTIVE COMPENSATION.


ITEM 1.  DESCRIPTION OF BUSINESS


BACKGROUND


The Entertainment Internet, Inc. (The "Company") is a Nevada corporation formed on January 20, 1992 as West Tech Services, Inc. The name was changed by the Board of Directors on August 3, 1998. The Company's principal place of business is located at 5757 Wilshire Blvd., Suite 124, Los Angeles, California 90036. The Company was organized to engage in any lawful corporate business purpose.


The Company formed a wholly-owned subsidiary in California as a California corporation, The Entertainment Internet, Inc. (TEI-CAL) to be the operating Company. On March 23, 1999, TEI-CAL was merged with Only Multimedia Network, Inc., a California corporation (OMNI), with OMNI being the surviving corporation.

The Company was in the developmental stage until shortly after its merger with OMNI; in approximately April 1999, new management began implementing the business plan of the Company and the Company moved out of the development stage.


The Company currently operates as the parent company for OMNI, which has done business under the Castnet.com(TM) fictitious name since February 9, 1999. Recently, the Company became aware that a third party was using the name "Castnet Communications, Inc." It is the Company's contention that the described use may infringe upon its trademark Castnet.com(TM). The Company has taken steps to secure an agreement from Castnet Communications, Inc. to refrain from the use of the name "Castnet", or to clearly identify that it is not associated with the Castnet.com services provided by the Company; the Company does not expect litigation regarding this matter, as the potentially infringing party does not appear to compete with the business of the Company and does not appear to be a significant concern.


When incorporated, the Company had authority to issue 25,000 shares of no-par value stock. On April 3, 1998, the Articles of Incorporation of the Company were amended to establish 60 million shares of stock, 50 million common and 10 million preferred. (See Amendment to Articles of Incorporation).

The Board of Directors has elected to begin implementing the Company's principal business purpose, described below under "Item 2, Plan of Operation". As such, the Company has become fully operational, expanding its basic Internet business and seeking combinations with other businesses which will enhance the Company's competitive ability and expand its operations into broader areas in both the Internet and entertainment casting industries.

The Company is filing this registration statement on a voluntary basis, pursuant to section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors, and to increase the Company's access to financial markets. In the event the Company's obligation to file periodic reports is suspended pursuant to the Exchange Act, the Company anticipates that it will continue to voluntarily file such reports.

                                  RISK FACTORS

The Company's business is subject to numerous risk factors, including the following

SHORT OPERATING HISTORY. The Company has only a short operating history and has actively pursued and gained a market share of the Internet/casting market. The Company will, in all likelihood, sustain higher operating expenses compared with corresponding revenues, at least until current plans are implemented fully (See Plan of Operation.) There is no assurance that the Company will successfully expand into the business opportunity described herein.

SPECULATIVE NATURE OF COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition, and management of both the Company and any subsidiaries. While management also intends to seek business combinations with entities having established operating histories, it cannot assure that the Company will successfully locate candidates meeting such criteria. In the event the Company completes a business combination, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm together with numerous other factors beyond the Company's control.

POSSIBLE SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is, and will continue to be, a participant in the business of providing Internet casting resources and peripheral services. In addition, it will be seeking, by way of expansion of its business, joint ventures with, and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may also be desirable target acquisition candidates for the Company. Many such entities have greater financial resources and technical management capabilities than the Company. The Company could be, consequently, at a competitive disadvantage in identifying possible business opportunities and successfully expanding its operations.

CONFLICTS OF INTEREST - GENERAL. The Company's officers and directors participate in other business ventures which may compete directly with the Company. Additional conflicts of interest and non "arms-length" transactions may also arise in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. See also Item 5, below, entitled "Directors, Executive Officers, Promoters, and Control
Persons" for further details of management business activities outside the Company.


REPORTING  REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.  Companies subject to
Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") must provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or even preclude the Company from completing an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

LACK OF DIVERSIFICATION. In all likelihood, the Company's proposed operations, even if successful, will result in a business combination with only one entity. Consequently, the resulting activities will be limited to the entity's business. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry, thereby increasing the risks associated with the Company's operations.


REGULATION. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

Proposals to regulate the Internet. The Company is aware that there have been proposals for either regulation or taxation of the Internet or business activities on the Internet. There is the risk of uncertainty regarding such proposed future Internet regulation, which could adversely affect the Company's business. Proposals to tax or otherwise charge out-of-state or foreign access users may have a negative impact upon the Company's subscriber base and future subscriptions, including the ability of the Company to compete or to maintain a saleable service. Any risks associated with regulation or taxation of the Internet would, in the Company's opinion, be passed along to the subscriber through increased costs to offset such costs to the Company.

POSSIBLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock could result in shareholders of a public or private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination or operations the Company may undertake. Typically, a combination transaction may be structured to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. If one is undertaken, the Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity. Management cannot assure that a business combination will meet the statutory requirements for a tax-free reorganization, or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

REQUIREMENT   OF  AUDITED   FINANCIAL   STATEMENTS   MAY   DISQUALIFY   BUSINESS
OPPORTUNITIES. Management believes that any potential target company must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may forego a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

BLUE SKY CONSIDERATIONS. Because the securities registered in any combination may not have been registered for resale under the blue sky laws of any state, and the Company has no current plans to register or qualify its shares in any state, holders of these shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities. These restrictions could reduce the size of any potential market. Accordingly, investors should consider any potential secondary market for the Company's securities to be a limited one.

DEPENDENCE UPON KEY PERSONNEL. The business of the Company is greatly dependent upon its present management and will for some time be dependent on the general business acumen and experience of all its officers and directors and the application of such skills to the business decisions required to be made on behalf of the Company.

LACK OF MANAGEMENT EXPERIENCE. While the present executive officers and directors have experience in the film industry, and Mr. Schuster has represented other Internet companies as their legal counsel, none of the officers has any direct experience with the Internet business.


EMERGING INDUSTRY. Although the Internet and the casting industries are expanding rapidly, the Internet industry is still an emerging industry without clear and certain areas of exploitation. Many Companies are entering this business area, some with greater financial resources than the Company.


COMPETITION. In addition, the Company shall be competing in this new and expanding industry with some more established and better-financed companies. Due to the competitive nature of the Company's business, it may be difficult for the Company to meets its goals in the particular area of the Internet industry in which it has chosen to compete.

WORKING CAPITAL CONSIDERATIONS AND NEED FOR ADDITIONAL CAPITAL. The Company has a minimum of working capital. Management of the Company have attempted to make their best estimates of the Company's capital needs for the foreseeable future. But despite these estimates, funds available to the Company may not be adequate for the Company to achieve all of its business objectives. Its ability to continue its proposed operations and operate as a going concern is significantly contingent upon its being successful at both financing its operations from current sales and raising additional capital on terms favorable to the Company. The Company may be unable to do either of the foregoing. There is no assurance that funds will be available to the Company from any source, and if available, that the costs or rate of interest for such funds, or the terms and conditions of obtaining such funds will be prudent or acceptable for the Company. If not available, it will be necessary for the Company to restrict its scope of business operations accordingly.


       ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS:


At the time of Company's initial filing, it was not subject to the reporting requirements of section 13(a) or section 15(d) of the Exchange Act; for this reason, any prior references to Section 27A of the Securities Act and Section 21B of the Exchange Act should be considered deleted.

The Company is now fully-reporting. This statement includes projections of future results and "forward-looking statements". All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.


Although these statements reflect management's current view of the Company concerning future events, they are subject to certain risks, uncertainties and assumptions, including, among many others: a general economic downturn, a downturn in the securities markets, a general lack of public interest in either the Company's products or securities, federal or state laws or regulations having adverse effects on small business enterprises, and other risks and uncertainties.

Should any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this registration statement as anticipated, estimated or expected.

                           PLAN OF OPERATION - GENERAL

The Entertainment Internet, Incorporated ("EINI" or "The Company") is a Nevada corporation which acts as the holding company and parent corporation for Only Multimedia Network, Inc. ("OMNI"), a California corporation.

Through Only Multimedia Network, Incorporated, EINI intends to establish itself as the leading service provider of resources for the global entertainment industry. The Entertainment Internet, Inc. operates a series of Internet-based services using the Castnet.com(TM) service mark and trade name.

For ease of further reference, The Entertainment Internet, Inc. and Only Multimedia Network, Incorporated are interchangeably referred to herein as "the Company" and/or "the Corporation."

                               Historical Overview


The Company, then operating as OMNI, initially focused its efforts on hosting web-sites as an Internet service provider (ISP) and providing related services to third parties in 1994. The Castnet.com idea took shape sometime in early 1996, and by October, 1998, management determined it favorable to eliminate all ISP activity and concentrate efforts on further development and marketing of its Castnet.com(TM) web-site, which integrates motion picture, television and theatrical talent casting and agent submission services for the entertainment industry.

The reason for eliminating all ISP activity was an increased cost in advancing internet technology; specifically, there would be a substantial cost to upgrade the Company's hardware and software in order to be competitive, and this was a cost the Company was unwilling to incur. When management eliminated all ISP activity, it also abandoned the Company's then-most significant revenue stream, leaving it unable to function without repeated infusions of capital. The Company, at present, has significant debt from debt instruments, expenses, leases, and salaries paid, all of which were incurred under prior management.


In May, 1998, significant capital was obtained through the efforts of Mr. Paul Kessler and Bristol Asset Management, LLC, which funded critical operations through use of a convertible debt instrument; the Board of Directors and certain key officers were permitted to fund the Corporation on the same (or pari passu) basis as Bristol Asset Management. Mr. Kessler sought alliances with several entertainment industry representatives and successfully elected Marion Dougherty and Roland Joffe to the Company's Board of Directors. Mr. Kessler allowed the Company's management to continue operations for some time after conversion of the Bristol debt, but learned, after the first quarter of 1999, that key employees did not meet objectives and were not operating the Company in a manner which would allow it to prosper. Shortly thereafter, Mr. Kessler sought a management team capable of analyzing the Corporation's difficulties, resolving the morass of claims threatened or levied against it and restructuring operations.


During June, 1999, Mr. Kessler engaged Mr. Mohamed Hadid as the Company's Interim Chairman of the Board of Directors. During the second and third quarters of 1999, Mr. Hadid and Mr. Kessler worked together on a plan to manage the Company's immediate financial and business needs, including the infusion of additional capital. Mr. Hadid sought strategic alliances with Mr. Anthony Cataldo and Mr. Jean Claude Van Damme and was successful in obtaining their commitments to assist the Corporation with further development and expansion of its Castnet.com(TM) services. Mr. Mohamed Hadid resigned from the Company during fourth quarter 1999, but returned to active service on April 24, 2000. Mr. Hadid currently serves as a co-chairman of the Company's Board of Directors. On July 1, 1999, the Company and Mr. Cataldo entered into an employment agreement providing for Mr. Cataldo to be hired as president for the Company.

The Company and Mr. Cataldo agreed on December 7, 1999, to terminate that agreement. Mr. Cataldo left the Company, and the Board of Directors accepted Mr. Cataldo's resignation.

Since the filing of this registration statement by the Company, Mr. Cataldo was replaced by Mr. Michael Jay Solomon as (co-)Chairman of the board of directors, CEO, President, and Treasurer. The Company will request that Mr. Cataldo return the shares to the Company previously issued to him.

On July 12, 1999, the Company and Mr. Van Damme entered into a consulting agreement for Mr. Van Damme's services as a consultant. The contract was executed by an entity owned and controlled by Mr. Van Damme, known as JCVD Productions, Inc., a California corporation. JCVD also agreed to provide Mr. Van Damme's services as a director. Since the initial filing of this registration statement, Mr. Jean Claude Van Damme has resigned as a director and discontinued his association with the Company; he was requested to and returned to the Company the shares issued (directly or indirectly ) to him, which specifically included two share certificates, each in the amount of 500,000 shares. One certificate issued to JCVD Productions, Inc. and one certificate issued to Millennium Entertainment have been received by the Company's secretary and are expected to be canceled with the Company's next stock order.


The Company obtained a renewal of the commitment of Thom Mount to serve on the Company's Board of Directors and as the Company's liaison with the Producers Guild of America. The Company also internalized the Corporation's legal affairs, which were formerly administered by a number of outside counsel at great expense to the company.


Third quarter efforts focused on restoration of financial integrity of the corporation, apparently lost during the first quarter of 1999; these efforts included forensic investigation of past financial transactions, installation of a bookkeeper and CPA to take the place of the earlier terminated Chief Financial Officer and to recreate the Company's 1999 general ledger and accounts payable, communications and accommodations with creditors, investigation of creditor claims, satisfaction of certain shareholder claims (see also Item 8, Legal Proceedings), and re-negotiation of debt instruments that were due but not payable by the Company due to its financial condition. Management also scrutinized and took action in the areas of the corporation's legal affairs, implementation of financial and human resource controls, restructuring of Castnet.com(TM) services, expansion of service areas, design, implementation, and rollout of new services, formation of strategic alliances, review of year 2000 compliance issues, design, evaluation, and programming of new relational databases, and general programs calculated to increase sales revenue and market share. During the period extending from July through October, 1999, several employees were dismissed.


As the company entered the fourth quarter of 1999, efforts focused on introduction of three new services: CastnetBabies.com, CastnetRealPeople.com, and CastnetExtras.com, which the Company believes will significantly increase its market share and allow for growth of its current subscriber base. The company redesigned and reprogrammed its Castnet.com(TM) "front page" and continued to develop a series of relational databases with technological advances intended to increase efficiency and ease of use of the services provided through Castnet.com(TM). The company continues to develop strategic alliances in domestic and foreign markets upon which it can capitalize as it moves into the new millennium.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


Note: Since the date of Company's initial filing, it completed its 10KSB filing which contains updated Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as audited financial statements extending through December 31, 1999.

The following discussion should be read in conjunction with our financial statements and the accompanying notes that appear elsewhere in this filing. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this filing, particularly in "Risk Factors".

      RESULTS OF OPERATIONS-NINE MONTHS ENDED SEPTEMBER 30, 1999 vs. 1998

THE ENTERTAINMENT INTERNET, INC.

Net Sales
---------
Net sales consists of membership fees for Castnet.com services. Members pay a fee in advance for an extended period of time, generally twelve months. The fees are prorated and recorded as revenue over that period of time. Revenue for Internet access and web page development has been reallocated to Loss from Discontinued Operations. For the nine months ended September 30, 1999, revenues of five hundred seventy-two thousand two hundred seventy-five dollars ($572,275) increased by twenty-seven thousand three hundred one dollars ($27,301), or 5%, as compared to revenues of five hundred forty-four thousand nine hundred seventy-four dollars ($544,974) for the nine months ended September 30, 1998. This was primarily the result of renewal of prior year subscriptions and new management policies begun in the second quarter of 1998. The price of membership was gradually reduced in 1999. This stimulated subscriptions in an amount, which more than compensated for the price reduction and therefore increased revenue. Also, establishment of new markets in Chicago, Las Vegas and San Francisco additionally increased revenue. With new management in 1999, the Company expects new policies to increase revenue in the future.

Gross Profit
------------
Gross profit is calculated as net sales less the cost of sales, which consists primarily of the cost of maintaining the Castnet.com Internet. These costs are telephone access, software and hardware maintenance and depreciation of equipment. For the nine months ended September 30, 1999, gross profit of two hundred fifty-five thousand one hundred fifty-five dollars ($255,155) increased by forty-two thousand one hundred eighty-eight dollars ($42,188), or 20%, as compared to gross profit of two hundred twelve thousand nine hundred sixty-seven dollars ($212,967) for the nine months ended September 30, 1998. Gross margin was approximately 45%, for the nine months ended September 30, 1999, as compared to 39% for the nine months ended September 30, 1998. Management expects the gross margin to remain stable in the future.

Selling, General and Administrative
-----------------------------------
Selling, General and Administrative ("SG&A") expenses consist of payroll and related expenses for executive, finance and administrative personnel, professional fees, commissions and other general corporate expenses. For the nine months ended September 30, 1999, SG&A of two million nine hundred thirty-five thousand four hundred fifty-five dollars ($2,935,455), increased by one million three hundred two thousand two hundred dollars ($1,302,200) or 80%, as compared to SG&A of one million six hundred thirty-three thousand two hundred fifty-five ($1,633,255) for the nine months ended September 30, 1998. SG&A expenses of six hundred sixteen thousand six hundred eighty-one dollars ($616,681) is for compensation attributable to Directors and employees. These compensation expenditures were a one-time expense and management does not expect these compensation expenditures to occur in the future years. In addition, legal fees for settlement of prior debts account for approximately four hundred fifty-seven thousand dollars ($457,000). Additional settlements are expected as a result of the legal work already expensed.

          RESULTS OF OPERATIONS-YEARS ENDED DECEMBER 31, 1998 vs. 1997

ONLY MULTIMEDIA NETWORK, INC.

Net Sales
---------
Net sales consists of membership fees for Castnet.com services. Members pay a fee in advance for an extended period of time, generally twelve months. The fees are prorated and recorded as revenue over that period of time. For the nine months ended December 31, 1998, revenues of five hundred eighty-one thousand five hundred fifty-five dollars ($581,555) increased by four hundred eighty-nine thousand six hundred twenty-three dollars ($489,623), or 533%, as compared to revenues of ninety-one thousand nine hundred thirty-two dollars ($91,932) for the year ended December 31, 1997. A new marketing strategy, including seminars for Casting Directors and Actors in addition to expansion of the data base, brought in more paid subscriptions for membership. This had the desired effect, causing more Casting Directors to use the service and more actors to purchase memberships.

Gross Profit
------------
Gross profit is calculated as net sales less the cost of sales, which consists of the cost of providing telephone access, maintaining the software and hardware, depreciation of equipment, promotion and commissions. For the year ended December 31, 1998, gross profit of two hundred six thousand four hundred one dollars ($206,401) increased by two hundred twenty-three thousand two hundred seventy-three dollars ($223,273), or 222%, as compared to gross loss of sixteen thousand eight hundred seventy-two dollars ($16,872) for the year ended December 31, 1997. The period from October of 1996 through the summer of 1997 was the development stage of Castnet.com, where free usage was provided to Casting Directors to stimulate interest on the part of actors, therefore incurring a negative gross profit. Gross margin increased by 53% as the development phase came to an end and paid sales increased.

Selling, General and Administrative
-----------------------------------
Selling, General and administrative ("SG&A") expenses consist of payroll and related expenses for executive, finance and administrative personnel, professional fees and other general corporate expenses. For the year ended December 31, 1998, SG&A of one million eight hundred seven thousand six hundred sixty-eight dollars ($1,807,668) increased by one hundred fifty-five thousand five hundred twenty-two dollars ($155,522), or 9%, as compared to SG&A of one million six hundred fifty-two thousand one hundred forty-six dollars ($1,652,146) for the year ended December 31, 1997. Retirement of obsolete fixed assets of approximately fifty-three thousand dollars ($53,000) contributed to the increase in expenses. In addition, marketing expense increased by approximately sixty-five thousand dollars ($65,000).


                        LIQUIDITY AND CAPITAL RESOURCES

The Company presently does not have enough operating capital and projected income to sustain its operations. In this regard, the fourth area of concern for the next twelve months of operations, is to secure commitments for capital in the minimum amount of $4 Million, which should be sufficient for the remaining portion of twelve months of operations.


From 1996 through September, 1999, EINI has financed its operations primarily through the sale of its securities and issuance of debt instruments consisting of Notes, Debentures and Convertible Promissory Notes.

The following describes these debt instruments and transactions prior to January 1, 1999:

Debentures Payable:

     In 1996, the Company completed a debenture private placement for aggregate proceeds of $1,950,000 for $1,852,500 of notes bearing interest at 10% per annum and $97,500 of Class AA stock warrants. The principal balance and all unpaid interest were due December 31, 1997. In 1997, the Company and note holders agreed to convert the principal and interest into the Company's Preferred Stock Series B (see Note 10). As of December 31, 1997, the note holders for $1,710,000 of the notes effectively agreed to convert, and the remaining note holders for $142,500 did not elect to convert.

     In 1997, the Company completed a debenture private placement for aggregate proceeds of $390,000 for $351,000 of notes bearing interest at 10% per annum and $39,000 of Class B stock warrants. The principal balance and all unpaid interest were due on December 31, 1997. As of December 31, 1997, the note holders for $207,000 of the notes agreed to extend the maturity date to December 31, 1998, and the remaining note holders for $144,000 did not elect to extend the maturity date.

Notes Payable to Shareholders
-----------------------------
     In 1997, certain shareholders advanced $525,453 to the Company. The notes, excluding $200,000, which is due May 1999, are due May 8, 2006 and bear interest at rates ranging from 6% to 10%. Accrued interest on these notes was $30,234 and $61,300 as of December 31, 1998 and 1997, respectively. In the event that the Company completes a firm commitment initial public offering for gross proceeds of at least $7,500,000 or the sale of the Company, then the Company shall be required to make equal monthly payments of interest and principal in an amount equal to the monthly payment necessary to fully amortize the outstanding balance of unpaid principal and interest, as of the date of the event, over the remaining term of the note.

Convertible Notes Payable
-------------------------
     In May 1998, the Company issued convertible promissory notes in the aggregate amount of $745,000 to certain shareholders, officers, directors and unrelated parties. At the request of the holder, the principal and unpaid interest can be converted, at a rate of $.09 per share, into the Company's common stock. Also, these notes have an interest rate of 7.333% and interest accrues up to the date of conversion. The principal and all accrued and unpaid interest is due in May 2003. As of December 31, 1998, $592,500 has been converted. (See Item 10 - "Recent Sales of Unregistered Securities")

     See also Notes 4-7 of the Notes to Financial Statements of Only Multimedia Network, Inc.

In February 1999, the Company finalized two significant financing agreements (ongoing debt transactions), as follows:

In February, 1999 the Company entered into a financing arrangement for the following entities to provide capital to the Company: Windsor Capital Fund VI, a Bermuda corporation, and Packard Capital Limited, a British Virgin Islands corporation. The Corporation in February, 1999, originally treated the results of the arrangement as a Regulation S offering and later canceled the same (including all shares issued as a result) in favor of a promissory note arrangement which allows the same lenders to continually fund the corporation and ensure its growth in accordance with earlier Company plans; to effect this arrangement, the Company issued convertible promissory notes to these lenders; the instruments are not for a stated sum, but refer to the amounts loaned by Lender, which can be shown through separate documentation, such as receipts for wire transfers; the instruments accrue interest at the rate of 6% per annum until paid, or at the option of the payee of the note, it may be converted to common stock at a discounted rate of 40% of the lowest trading rate of the company's openly traded stock. The discount rate is applied to compensate for the restricted nature of the stock, issued pursuant to Rule 144. The Company has the right for a period of one year from the time any such stock is issued, to redeem any such stock so issued through payment of an amount equal to the principal amount of the note plus any accrued interest up to the time of conversion. The Company refers to this arrangement as a line of credit in the amount of $5 million for future expansion and growth; the line of credit is restricted and may not be used for liquidation of prior-incurred debt or resolution of creditor claims. As of the date of this amended statement, the Company has used over $2 million dollars of the available credit referenced herein. The foregoing lenders were referred to the Corporation by its co-Chairman, Mohamed Hadid, who received no commission or fee for such activity.


A full discussion of capital raised or securities issued by the Company pursuant to offerings deemed to be exempt from registration is set forth in Item 10, below.


Operating Plan for Next 12 Months:
----------------------------------

During the next twelve months the Company's first area of business efforts and emphasis will focus on the upgrading of its technology to tie together existing Internet capabilities, the websites used by the Company and to integrate new Technologies; as part of this process, the Company will also redefine graphically the presentation of its data and the "look and feel" of its website interfaces; the Company expects to complete a minor portion of this process in-house, and to source an outside vendor to assist or undertake the majority of this "reimaging" or "rebranding" process.

The Company will complete initial specifications for redesign prior to the close of the first quarter of Year 2000. The Company will source outside vendors to assist it in redefining technical specifications for its systems; the Company expects the extensive vendor evaluation and review process to commence during the first quarter of Year 2000 and to be completed during the second quarter of the same year. After selecting appropriate vendors, the Company will begin design and programming of an upgraded technological infrastructure. The Company expects initial redesign of the core sites used for actors, agents, and casting directors to be substantially completed during the second quarter of Year 2000, at which time a programming initiative will be undertaken. The programming initiative will focus on incorporation of new graphic and other website designs into an upgraded technological architecture, with first deliverables expected during the third quarter of Year 2000. The Company expects further iterations of its initial program deliverables during the fourth quarter of Year 2000.

After the initial rebranding and redesign of its core services, the Company will focus on integrating its three newly-developed services: CastnetBabies.com, CastnetRealPeople.com, and CastnetExtras.com with the core services it already provides to the entertainment community.


CastnetBabies.com will emphasize casting opportunities to parents who want their children to appear in commercials as child actors.

CastnetRealPeople.com will provide services and market to people who desire the opportunity to serve in bit parts or as extras, such as in crowd scenes in film or television. This area will not necessarily require any prior acting training or experience for a person to qualify.

CastnetExtras.com will extend the internet with real-time communication concept for the entertainment industry to actors with credits or aspiring actors who want to make their services available as extras. This area will require at least some acting training or experience.

In the second area of emphasis, the Company will also strive to develop strategic relationships with trade and other organizations important to or having influence in the entertainment industry, with those relationships designed to drive subscribership and hopefully improve the Company's revenue stream.

The third area of emphasis and concern will be the need for the Company to restructure outstanding debt and eliminate as many litigation claims as possible which presently cause a serious threat to its existence.

The fourth area of emphasis will be on development of an integrated and scalable marketing campaign. Initial steps have been taken to source and form a relationship with an agency capable of meeting the Company's needs while working with its limited capital resources. The agency or firm undertaking development of the marketing campaign is expected to address all of the Company's image and branding concerns and liaison with its website developers to define and achieve common objectives.

Sources of Opportunities

The Company does not currently have any material commitments for the funding of its capital expenditures other than a line of credit restricted for expansion and future growth. The Company anticipates, however, that it will experience a substantial increase in capital expenditures and lease commitments consistent with its anticipated growth in operations and infrastructure, including various capital expenditures associated with the expansion of operations into foreign markets. The Entertainment Internet, Inc. anticipates that it will continue to experience significant growth in its operating expenses for the foreseeable future and that these expenses will be a material use of cash resources. The Company believes that its existing cash will not be sufficient to meet its anticipated cash needs for working capital and capital expenditures for the coming months.


The Company contemplates the need to enter into a lease agreement for an ATM Internet system from Pacific Bell with costs approximately the same as presently incurred for dial-up services provided by the same carrier. The intent of the ATM agreement is to provide greater bandwidth for Internet services while eliminating costly dial-up and measured-rate services currently used. The Company believes this service will not constitute a material expenditure it is not already experiencing.

Further, assuming the Company does experience its anticipated growth, and there is no assurance it will, the Company will need to seek and rent additional executive office and administrative/operations space. There are no commitments for such additional rented space.

Foreign markets. The Company anticipates use of the Castnet.com services in foreign countries over an extended period of time. It is currently analyzing the methods and means by which it can expand into foreign markets, the sequence or priority of which foreign markets to exploit to its benefit, and costs and capital needs associated with such expansion plans. The Company has not formalized any plan to begin operations in any foreign country.

Revenue  sources.   The  Company  derives  revenue  in  two  ways:  Through  its
Castnet.com(TM) web-sites, the company charges actors for access to the electronic community created by it. The company also derives minimal revenue from advertisements placed on the Castnet.com(TM) websites. The Company has not fully implemented its plans to develop a revenue stream from advertisements included on its websites. The company is currently evaluating plans to isolate several services offered, such as print communications routing and computer technical support, and to transform them into profit centers for the company.

By using the term "profit center," the Company means, that in order to ensure that any service or product provided by the Company would be, when isolated, a profitable venture. By way of example, if the Company were to provide print communications routing as referenced above, the "profit center" evaluation would be employed and analyzed by management and any third party experts needed, which would allow management to determine whether the proposed service would, if standing alone as a business, serve as a profitable venture.

The successful execution of the Company's initial interactive system, Castnet.com(TM) brought the Company a strong cash flow system which charges an all-inclusive annual fee for access to the system created by it. The Castnet.com(TM) portal is currently being used by casting directors and talent agents in Hollywood to submit actors and actresses for a wide variety of roles in movies and television. The Castnet.com(TM), portal is set up so that it may be tailored for the actor/actress, through inclusion of a variety of elements including, but not limited to, audio tracks and video segments. The Company feels its real-time communication services represent the future of casting and believes the results of its actions are rapidly being recognized as useful to the industry.

The Castnet.com(TM) portal allows aspiring actors, actors, agents and casting directors to communicate with each other on a confidential basis on a moment's notice. An enormously important part of the Castnet.com(TM) environment is the efficient facilitation of unrecognized talent. The Company intends to vigorously promote these services in the entertainment industry. Two industry unions have praised the Company for its efforts in expanding the visibility of the personnel portion of the industry. The Castnet.com(TM) system has further refinements and offerings planned, including, but not limited to, integrated Castnet.com(TM) sites and services for managers, producers, production crew, location scouts, property owners, and voice talent. By expanding services to all strata of the industry, the Company feels it will impact the industry in ways which will greatly expand revenues. The Company feels that the design, depth and sophistication of its products provides it with the ability to expand into all areas of the entertainment industry.


In addition to this market penetration, the Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that the Company will engage professional firms specializing in business acquisitions or reorganizations.


Management, while not especially experienced in matters relating to the new business of the Company, will rely upon their own efforts and, to a much lesser extent, the efforts of the Company's directors or major shareholders, in accomplishing the business purposes of the Company. Such efforts by these persons may include: joining industry guilds or associations to promote the visibility of the Company; scouting and recruiting possible directors, management or key personnel as the Company expands; locating and introducing key financing or banking sources or contacts for the Company. Such services would be voluntary, unless the Board of Directors or management approves and agrees otherwise on a case-by-case basis. The Company generally does not intend to compensate directors or major shareholders for such activities on behalf of the Company. Since the time of this initial filing, the Company developed an association with the Producers Guild of America (PGA) and sought its approval of the Castnet.com websites; this included a formal review by the PGA of the Company's websites and plans for expansion within the entertainment industry, along with formation of a plan to create website pages customized to provide PGA members with a vehicle for exchange of information and other services as might be later defined in concert with the Company's representatives. Following an extensive review, the PGA officially sanctioned the Castnet.com websites, effectively added its "seal of approval" thereto; no financial commitments or arrangements were made with the PGA at any time; this association did not and is not expected to result in a material change to results of operations, although the Company feels the association will aid in identifying it as a qualified, reputable service provider recognized by the entertainment industry.

The Company may use outside consultants or advisors, other than the Company's legal counsel and accountants, to effectuate its business purposes described herein. If the Company does retain such outside consultants or advisors, any cash fee earned by such parties will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. Outside legal counsel was consulted regarding the proposed merger with First Miracle, as well as the prior acquisition of OMNI.

As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 or more transaction. Management has adopted a policy that such a finder's fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company.

The Company will not have sufficient funds to undertake any significant development, marketing, and manufacturing of any product which may be acquired. Accordingly, if it acquires the rights to a product, rather than entering into a merger or acquisition, it most likely would need to seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or to interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

                           EVALUATION OF OPPORTUNITIES

The analysis of new business opportunities in the Company's industry will be undertaken by or under the supervision of the officers and directors of the Company (see "Management"). Management intends to concentrate on identifying prospective business opportunities which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider, among other factors, such matters as:

     1.   the available technical, financial and managerial resources

     2.   working capital and other financial requirements

     3.   history of operation, if any

     4.   prospects for the future

     5.   present and expected competition

     6. the quality and experience of management services which may be available and the depth of that management

     7.   the potential for further research, development or exploration

     8. specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company

     9.   the potential for growth or expansion

     10.  the potential for profit

     11. the perceived public recognition or acceptance of products, services or trades

     12.  name recognition

Company management will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained.

Opportunities in which the Company participates will present certain risks, many of which cannot be identified adequately prior to selecting a specific opportunity. The Company's shareholders must, therefore, depend on management to identify and evaluate such risks. Promoters of some opportunities may have been unable to develop a going concern or may present a business in its development stage (in that it has not generated significant revenues from its principal business activities prior to the Company's participation). Even after the Company's participation, there is a risk that the combined enterprise may not become a going concern or advance beyond the development stage. Other opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

The process of combining or associating with other business opportunities is controlled by the board of directors, which will evaluate a potential combination following presentation by directors or employees of the Company. The process will follow a defined course, which is: identification of the entity with which a combination may be sought; research of the entity's current market position and financial health; review of additional available due diligence information; discussion among board members; and, assuming a favorable review, further action to open negotiations.

The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention as well as substantial costs for accountants, attorneys, and others. If a decision is made not to participate in a specific business opportunity the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss by the Company of the related costs incurred.

                          ACQUISITION OF OPPORTUNITIES

In expanding the Company's strategic position, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise, or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. Once a transaction is complete, it is possible that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.

It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at a specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's Common Stock may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under applicable Sections of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

The manner in which the Company would participate in an opportunity with a target company will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company which the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will, in all likelihood, hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

Management has advanced, and will continue to advance, funds which shall be used by the Company in identifying and pursuing agreements with target companies. Management anticipates that these funds will be repaid from the proceeds of any agreement with the target company, and that any such agreement may, in fact, be contingent upon the repayment of those funds.


The Company has not, so far, realized any opportunities for business combinations. This aspect of the Company's business operations is informal at this stage of the Company's development, and has not been organized in any systematic way or formally stated as a part of the Company's policy.


                                   COMPETITION

The Company will be in direct competition with many entities in its efforts to manage, market and expand its present CastNet.com system and in efforts to locate suitable business opportunities in the industry. Included in this competition will be other casting companies, Internet companies, as well as business development companies, venture capital companies, venture capital affiliates and investment bankers. Many of these entities will possess greater financial resources and may be able to assume greater risks than those the Company, with its limited capital, could consider.

                              YEAR 2000 COMPLIANCE

The year 2000 risk is the result of computer programs being written using two digits rather than four digits to define the applicable year. Computer programs that have sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

Since the time of this initial filing, the critical date for year 2000 risks passed without incident; it does not appear that the Company will be materially affected by year 2000 risks.

Based upon an internal assessment, The Entertainment Internet, Inc believes that its software programs, both those developed internally and purchased from material outside vendors, are year 2000 compliant. The Entertainment Internet, Inc. began assessing its state of year 2000 readiness during or before July, 1999; this included reviewing the year 2000 compliance of the following:

     o    The  Entertainment   Internet   Incorporated's   internally  developed
          proprietary software incorporated into CastNet.com services

     o    Third party software vendors

     o    Third party hardware vendors

The  Entertainment  Internet.  Inc.  will  continue  to require  its  vendors of material hardware and software to provide assurances of their year 2000 compliance.


To date, The Entertainment Internet, Inc. has incurred significant expenses in identifying and evaluating year 2000 compliance issues. Most of the Company's expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by employees in evaluation of the year 2000 compliance matters. At this time, the Company does not possess the information necessary to estimate the potential costs of future revisions to software relating to the CastNet.com network and web-site should further revisions be required. Neither does the Company possess the necessary information to evaluate whether the replacement of third-party software, hardware, or services (if any) are mandated because they are non-year 2000 compliant. Although EINI believes that its software programs, both those developed internally and those purchased from outside vendors, are either already year 2000 compliant or will be within a reasonable time, failure to identify non year 2000 compliant software could have a material and adverse effect on the company's business, results of operations, and financial condition.

The Company is not currently aware of any significant year 2000 compliance problems relating to the CastNet.com service or other software systems that would have a material and adverse effect on business, results of operations, and financial condition. However, there can be no assurance that the company will not discover year 2000 compliance problems in its proprietary software or in other third-party software that might require a substantial investment to correct. The Company's potential inability to fix such hardware or software on a timely basis could result in lost revenues, increased operating costs, and other business interruptions, any of which could have a material and adverse effect on the company's business, results of operations, and financial condition.

Failure to adequately address year 2000 compliance issues in the Company's proprietary software or third-party software could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend. In addition, there can be no assurance that utility companies, Internet network companies, Internet access companies, third-party service providers and others outside the Company's control will be year 2000 compliant. The failure by these entities to be year 2000 compliant could result in a systemic failure beyond EINI's control including, for example, a prolonged Internet, telecommunications or electrical failure, which could also prevent the Company from providing subscribers access to the CastNet.com services. Such failure would have a material and adverse effect on the company's business, results of operation, and financial condition.

Contingency Plan

Although the Company continues to evaluate its software for possible year 2000 compliance issues, the company believes that its software programs (both those developed internally and purchased from material outside vendors), are already year 2000 or will be within a reasonable time. Therefore, the Company does not have a formal contingency plan for a major Year 2000 problem. The Company's inability to locate or correct a significant year 2000 problem, if one exists, could result in an interruption in or a failure of certain normal business activities or operations. Additionally, Year 2000 problems may affect subsystems of the Company's network and such failure could cause CastNet.com subscribers to seek alternate providers for casting submissions service. This could require the Company to incur significant unanticipated expenses to remedy and could divert the Company management's time and attention, either of which could have a material and adverse effect on business, results of operations and financial condition.

To date the Company has not experienced any problems resulting from Year 2000 computer issues; any such issues were resolved prior to January 1, 2000.

                             REGULATION AND TAXATION


The Investment Company Act of 1940 defines an "investment company" as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading securities. While the Company does not intend to engage in such activities, the Company may obtain and hold a minority interest in a number of other industry enterprises. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood the Company could be classified as an "investment company".


                                    EMPLOYEES

The Company's employees at the present time are its officers and directors, and three other persons key to the operations who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Company. (See "Management" under Item 5, below). Daily operations are undertaken by employees previously hired by OMNI.


                                     ITEM 3.
                             DESCRIPTION OF PROPERTY


The Company owns no real property at this time. The Company leases office space at the address of 5757 Wilshire Boulevard, Suite 124, Los Angeles, CA 90036 and 5820 Wilshire Boulevard, Los Angeles, CA 90036. The Company believes it is paying the customary rate for such space in that rental market. Terms of the leases are: a twelve (12) month lease at $9,992.87 per month (including tenant improvements), beginning March, 1999 (the "5757 Lease"), and a twelve (12) month lease for $600.00 per month, expiring 12/31/99 (the "5820 Lease"). The Company believes its rented space is adequate for the immediately foreseeable future. No officer, director, or control person related to the Company is a lessor, directly or indirectly, of the leased premises. A copy of the 5757 Lease agreement is attached and filed as an exhibit hereto.



                                     ITEM 4.
         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


PLEASE NOTE: Since the initial filing of this registration statement, there have been several significant changes in the management of the Company; two executive officers and/or directors have resigned and shares of stock and options have been cancelled. Those resigning were: Mr. Tony Cataldo, president and director; and Mr. Jean Claude Van Damme, director. Mr. Mohamed Hadid resigned from the Company during the fourth quarter of 1999, but returned to active service on April 24, 2000. Mr. Hadid currently serves as a co-chairman of the Company's Board of Directors.

Also, Mr. Michael Jay Solomon has been appointed as Co-Chairman, CEO, President, Treasurer and a member of the board of directors. The reader is also directed to other sections: Part I Item 5, and Item 6, below.


The following table sets forth each person known to the Company, as of May 1, 2000, to be a beneficial owner of five percent (5%) or more of the Company's common stock, by the Company's directors individually, and by all of the Company's directors and executive officers as a group.


Except as noted, each person has sole voting and investment power with respect to the shares shown.


                                                Shares
 Title of                                    Beneficially          Percentage
  Class      Name/Address of Owner               Owned             Ownership(1)
  -----      ---------------------           -------------         ------------
 Common      CEDE & Co.                        9,300,380               19.29%
             P.O. Box 222 Bowling Green
             Station
             New York, NY 10274

 Common      Packard Capital Limited           8,671,053               17.98%
             1350 Beverly Road #115-339
             McLean, VA 22101

 Common      Windsor Capital Fund VI           6,597,222               13.68%
             129 Front Street
             PH Suite
             Hamilton HM 12 Bermuda

 Common      Bristol Asset Management, LLC     5,623,870               11.67%
             1801 Century Park East
             Suite 1131
             Los Angeles, CA 90067

 Common      Paul Kessler                      4,686,261                9.72%
             1801 Century Park East
             Suite 1131
             Los Angeles, CA 90067

Common       Mohamed Hadid                     2,000,000 (2)             4.0%
             5757 Wilshire Blvd., Suite 124
             Los Angeles, CA  90036

                                                Shares
 Title of                                    Beneficially          Percentage
  Class      Name/Address of Owner               Owned             Ownership(1)
  -----      ---------------------           -------------         ------------

 Common      Marion Dougherty                    200,000 (3)                *
             c/o Gary S. Kleinman Acctg. Corp.
             10340 Santa Monica Blvd.
             Los Angeles, CA 90025

 Common      Marilyn Foster Staubitz              50,000 (4)                *
             5757 Wilshire Blvd., Suite 124
             Los Angeles, CA 90036

 Common      Michael Jay Solomon                     0                      *
             130 S. El Camino Drive
             Beverly Hills, CA 90218

 Common      Roland Joffe                        200,000 (5)                *
             2854 Roscomare Road
             Los Angeles, CA 90077

 Common      Thomas Mount                        500,000                    *
             6363 Sunset Blvd., 4th Floor
             Los Angeles, CA 90028

 Common      Jeremy Schuster                     793,129 (6)(7)          1.6%
             5757 Wilshire Blvd., Suite 1800
             Los Angeles, CA 90036

 Common      James Zelloe                        100,000 (8)                *
             7601 Lewinsville Road, #250
             McLean, VA 22102

 Common      All officers and directors as a   1,493,129 (9)            3.10%
             group (8 individuals)

---------------------
* less than one percent.

(1) Percentage Ownership is based on 48,212,567 shares issued and outstanding as of March 1, 2000. Percentage Ownership for officers and directors is based on 49,562,567 shares which includes shares which may be acquired upon exercise of options held by the officers and directors within 60 days of the filing of this registration statement.

(2) Includes 1,000,000 shares which may be acquired upon exercise of options within 60 days of the filing of this registration statement.

(3) Includes 100,000 shares which may be acquired upon exercise of options within 60 days of the filing of this registration statement.

(4) Includes 25,000 shares which may be acquired upon exercise of options within 60 days of the filing of this registration statement.

(5) Includes 100,000 shares which may be acquired upon exercise of options within 60 days of the filing of this registration statement.

(6) Excludes 2,401,255 common restricted shares the Company issued to Chief Operating Officer and director, Jeremy G. Schuster. The Company has requested that Mr. Schuster forego a favorable provision for conversion of the Company's unpaid charges for legal services to stock; Mr. Schuster agreed to refrain from use of the conversion feature of his fee agreement and offered the Company a discounted settlement for fees, which is currently pending. Mr. Schuster presently has 718,126 shares in his possession, which were issued as noted in Item 10, Executive Compensation; the balance of 2,401,255 shares are being held by the Company pending satisfaction of a discounted settlement for fees for legal services rendered. If the Company pays Mr. Schuster as agreed and as scheduled, the 2,401,255 shares will be canceled.

(7) Includes 75,000 shares which may be acquired upon exercise of options within 60 days of the filing of this registration statement.

(8) Includes 50,000 shares which may be acquired upon exercise of options within 60 days of the filing of this registration statement.

(9) Includes an aggregate 1,350,000 shares which may be acquired upon exercise of options within 60 days of the filing of this registration statement.


                                     ITEM 5.
          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS


PLEASE NOTE: Since the initial filing of the Company's registration statement, the Company obtained resignations from Directors Tony Cataldo and Jean Claude
Van Damme. Mr. Cataldo intended to join the Company as part of an earlier proposed merger with First Miracle Group, Inc. (FMG); when the merger was canceled, Mr. Cataldo asked to concentrate efforts on FMG development and resigned. Mr. Cataldo continues to be an avid supporter of the Castnet.com and has asked the Company to provide database access for all of its upcoming productions; the Company intends to take advantage of its beneficial relationship with Mr. Cataldo but will not pay any salary or additional compensation to him for such activity. The Company expected the active participation of Mr. Van Damme in its activities but was unable to compel the same; for this reason, legal counsel sought and successfully obtained Mr. Van Damme's resignation and the return of all shares tendered to him and with relation to his association with the Company. Mr. Michael Jay Solomon executed an agreement to serve as Chairman of the Company and has been acting additionally as its Chief Executive Officer, President, Chief Financial Officer, and Treasurer.

Mr. Mohamed Hadid resigned from the Company during the fourth quarter of 1999, but returned to active service on April 24, 2000. Mr. Hadid currently serves as a co-chairman of the Company's Board of Directors.

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors, but may be removed by a vote of the shareholders holding a majority of shares outstanding and entitled to vote.

There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person.

The directors and executive officers of the Company as of the date of this registration statement are:


Name/Address                               Age       Position
------------                               ---       ----------

Mohamed Hadid                               51       Co-Chairman/Director
5757 Wilshire Blvd., Suite 124
Los Angeles, CA 90036

Michael Jay Solomon                         62       Co-Chairman/Director, CEO,
130 S. El Camino Drive                               President, Treasurer
Beverly Hills, CA 90218

Jeremy Schuster                             36       Chief Operating Officer/
5757 Wilshire Blvd. Suite 124                        Director
Los Angeles, CA 90036

Roland Joffe                                54       Director
2854 Roscomare Road
Los Angeles, CA 90077

Marion Dougherty                            76       Director
c/o Gary S. Kleinman Acctg. Corp.
10340 Santa Monica Blvd.
Los Angeles, CA 90025

James Zelloe                                40       Director
7601 Lewinsville Road, #250
McLean, VA 22102

Thom Mount                                  51       Director
6363 Sunset Blvd.
Los Angeles, CA 90028

Marilyn Foster Staubitz                     34       Director
5757 Wilshire Blvd., Suite 124
Los Angeles, CA 90036

MOHAMED HADID - Co-Chairman.

Mr. Hadid was appointed Director and Chairman in July, 1999. Mr. Hadid resigned this position in December, 1999, but returned to active service as co-chairman on April 24, 2000.

Mr. Hadid is also Chairman of Sector Communications, Inc., and Vice-Chairman of First Miracle Group, Inc. In addition, Mr. Hadid serves as Chairman of Hadid Development Company and was formerly Managing Director of Emerald Capital Corporation.

Mr. Hadid holds a number of senior management positions with a portfolio of companies, including being the Founding Co-Chairman of Global Communications Group, and Co-Founder and Director of Voice Powered Technology. Mr. Hadid formerly was the largest single owner of the Ritz Carlton Hotels, with properties in Aspen, Colorado; Washington, D.C.; Houston, Texas; and New York. Mr. Hadid has been responsible for the development of over seven million square feet of commercial office buildings in the greater Washington, D.C. area, with total value estimated to be in excess of U.S. $2.7 billion.

A former director of Adams National Bank and Advisory Board Director of National Enterprise Bank, Mr. Hadid was responsible for structuring over U.S. $200,000,000.00 in financing for small cap and emerging public companies. Mr. Hadid holds a Bachelor of Science degree from North Carolina State University, and attended graduate school at Massachusetts Institute of Technology.

MICHAEL JAY SOLOMON - Co-Chairman, CEO, President, Treasurer & Director

Michael Jay Solomon was elected Chairman, CEO and, President on December 27, 1999, effective January 1, 2000. His term as director is one year or until the next election of directors. Mr. Solomon has over forty years experience in the motion picture/television production and distribution/marketing business. He began his career in 1956 with United Artists and eventually became one of the most knowledgeable film and television marketers in the world. He founded Telepictures Corporation in 1978, which merged with Lorimar in 1985; this company produced such television hit programs as Dallas, Falcon Crest, Knot's Landing, and many more. When Lorimar Telepictures was acquired by Warner Bros. In 1989, Mr. Solomon became President of Warner Bros. International Television. Mr. Solomon founded Telepictures Corporation in 1978 where he was Chairman and CEO, which merged with Lorimar in 1985 of which he became President of Lorimar-Telepictures.

Mr. Solomon is an owner of Channel 11 in Peru, and Iguana Productions, which produces 520 hours of telenovelas (soaps). He is chairman of MAXX International, Inc., a multimedia entertainment company that is publicly traded. Mr. Solomon is a native of New York. He was educated at Boston's Emerson College, and New York University's Evening School of Commerce (Stern School of Business); he was awarded an honorary Doctor of Law degree from Emerson College.

Mr. Solomon is required to devote an estimated 51% of his time to the Company. His current term as a member of the board of directors will expire at the next annual shareholders meeting anticipated to be held on August 5, 2000, or as soon thereafter as practical. It is Mr. Solomon's belief that his positions with other companies does not offer a conflict of interest, in that those companies do not compete with the Company's business.

JEREMY SCHUSTER - Chief Operating Officer/Director

Jeremy Schuster was elected Director on August 5, 1999 and executed an employment agreement providing for his services as Chief Operating Officer, effective November 25, 1999 through December 31, 2003. His term as director is for one year or until the next election of directors by shareholders following the expiration of the one year term. Mr. Schuster is an attorney who pioneered the concept of the "mobile law office," bringing computers onsite and onto the set for film productions in the early 1990's. He has a strong background in business and the entertainment industry, and has represented a wide variety of talent in film and television as legal counsel.

Mr. Schuster's client list includes the multimedia personalities that recently formed Dragon's Lair, LLC - Don Bluth, Rick Dyer, and David Foster. Mr. Schuster has also served as production counsel for independent film companies and currently maintains an active bi-coastal state and Federal court litigation practice, while representing corporations including Virtual Image Productions, Inc., TVNext.com, Inc., and Texas.com, LLC. Mr. Schuster also currently serves on the Board of Directors of Virtual Image Productions, Inc.

Mr. Schuster graduated from Rochester Institute of Technology in 1986 with Associate of Applied Science and Bachelor of Science degrees. He thereafter received a Juris Doctor from Suffolk University School of Law. Mr. Schuster is a member of the Orange County Peace Officers Association, the National Notary Association, and the National Association of Flight Instructors.

For the past five years he has been employed as an attorney at law under the firm name of Schuster & Associates. He was elected as a director on August 5, 1999; his current term expires at the annual shareholders meeting anticipated to be held on August 5, 2000, or as soon thereafter as practical.

Mr. Schuster was recently appointed a director of Sector Communications, Inc. ("Sector"), a holding company that holds telecommunications concerns; Sector is publicly traded (OTCBB symbol: SECT). Sector does not compete with the Company's business. Mr. Schuster is also counsel and provides legal services to a number of "dot com" companies (specifically including TVNext.com, a New Jersey and Delaware company, which is currently developing interactive television and broadcast programs, and Texas.com, which serves as a central resource or portal for vendors servicing Texas visitors, conventions, etc.), none of which compete with the Company.

ROLAND JOFFE - Director

Roland Joffe was elected as a director as of the effective date of the OMNI merger, which was March 22, 1999; his current term expires on March 22, 2000 or at the next meeting of shareholders at which directors are elected. Mr. Joffe is a noted filmmaker whose Academy Award winning films include "The Killing Fields"
(1984), which won a total of three Academy Awards and seven British awards, including "Best Picture," and "The Mission" (1986).

Mr. Joffe currently is the executive producer of a groundbreaking new MTV series, "MTV's Undressed," while his most recent feature film directing credit was the 1999 thriller "Goodbye Lover," starring Don Johnson, Ellen DeGeneres, and Dermot Mulroney. Mr. Joffe entered television at the BBC as a trainee director, working his way up to directing Britain's most successful TV soap opera, "Coronation Street," as well as segments of the current affairs program "On the Line," and the documentary feature "ANA." Mr. Joffe also helmed a 13-part TV series, "The Stars Look Down," which received great acclaim.

In 1987, Mr. Joffe formed the Los Angeles-based film production company, Lightmotive. Lightmotive produced a number of feature films, as well as a broad range of television, and introduced Harrods of London to the Home Shopping Network.

Mr. Joffe graduated with a Bachelor of Arts in English and Drama from Manchester University. For the past five years he has been employed as chairman and chief executive officer of Lightmotive, Inc. Mr. Joffe does not have any involvement with any company competing with the Company, and therefore believes there are no conflicts of interest.

MARION DOUGHERTY - Director

Marion Dougherty was elected Director as of the effective date of the OMNI merger, which was March 22, 1999; her current term expires on March 22, 2000 or at the next meeting of shareholders at which directors are elected. Ms. Dougherty, senior vice president of talent at Warner Brothers, is considered to be the "grand dame" of casting. Her first generation of young female assistants in the 1950's, Juliet Taylor and Wally Nicit, went on to become the next rank of top movie casting directors as well as tutors who passed on their techniques to their own assistants. In the process, Ms. Dougherty virtually invented the modern casting process and made it a female-dominated field.

Ms. Dougherty gave James Dean and Warren Beatty their first speaking parts during this time, and has been instrumental in helping launch the careers of other actors such as Robert Redford, Al Pacino, Robert Duvall, Dustin Hoffman, and Martin Sheen. In 1964, Dougherty launched one of the country's first independent casting offices.

Ms. Dougherty has cast over 50 motion pictures, including "Lethal Weapon 4," "Midnight Cowboy," "Taxi Driver," "Batman Returns," "Conspiracy Theory," and "Bananas."

For the past five years she has been employed as a senior vice president at Warner Brothers.. Ms. Dougherty has no involvement with any company competing with the Company, and therefore believes she has no conflicts of interest.

JAMES T. ZELLOE - Director

Mr. James Zelloe was elected as a director on August 5, 1999; his current term expires at the annual shareholders meeting anticipated to be held on or about August 5, 2000, or as soon thereafter as practical. Mr. Zelloe is an attorney licensed in Virginia and Washington, D.C. He received a Bachelor of Science in Business Administration and Economics in 1981 and was enrolled in a joint Masters of Arts/Juris Doctor degree program at Catholic University thereafter. Mr. Zelloe received his Juris Doctor degree from Catholic University Columbus School of Law in 1984. He has lectured and been a teaching assistant at Catholic University's Economics Department from 1982-1984. Mr. Zelloe is a member of the Virginia Bar Association, the Fairfax Bar Association, and the D.C. Bar. He is also a member of the Association of Trial Lawyers of America, of Phi Kappa Phi Honor Society, and of Omicron Delta Epsilon, an Economics Honors Society. Mr. Zelloe has been practicing law since graduating from law school in 1984.

For the past five years he has been employed as an attorney at law by the firm of Kunnirickal & Zelloe.

Mr. Zelloe has been appointed a director of Sector Communications, Inc.("Sector"), a holding company that holds telecommunications concerns, and which is publicly traded (OTC BB symbol: SECT). Sector does not compete with the Company; he believes he has no conflicts of interest.

THOM MOUNT - Director

Thom Mount was elected as a director on August 1, 1998; his current term expires on August 1, 1999 or at the next meeting of shareholders at which directors are elected. In 1974, at age 26, Mr. Mount became President of Universal Pictures. At that time, Time Magazine and New York Magazine dubbed him a "baby mogul."

Mr. Mount holds a Bachelor of Arts degree from Bard College, and he graduated with a Master of Fine Arts degree from the California Institute for the Arts in 1972. During his tenure at Universal, he launched such talents as Sean Penn, Steve Martin, John Landis, Bill Murray, John Candy, Dan Akroyd, and Jonathan Demme. He was responsible for such films as "Car Wash," "Coal Miner's Daughter," "The Jerk," "Animal House," "Smokey and the Bandit," "The Deer Hunter," and "The Blues Brothers," among others.

Since leaving Universal, Mr. Mount founded the Mount Company. He has produced fifteen films, including "Bull Durham," "Tequila Sunrise," "Frantic," "Can't Buy Me Love," and Roman Polanski's "Death and the Maiden." Most recently, he produced Sidney Lumet's "Night Falls on Manhattan." Mr. Mount currently serves as the president of the Producers Guild of America.

For the past five years he has been employed as president of The Mount Company. Mr. Mount is not involved with any company competing with the Company; he believes he has no conflicts of interest.

MARILYN FOSTER STAUBITZ - Director.

Ms. Marilyn Staubitz was elected as a director on August 5, 1999; her current term expires at the annual shareholders meeting anticipated to be held on August 5, 2000, or as soon thereafter as practical. Ms. Marilyn Staubitz received a Bachelor of Science and a Bachelor of Arts degree from Western New England College in 1987. She has worked for Packard Capital Ltd. for the past six years in the capacity of an executive assistant; previous to that she was employed by Citicorp in Boston, Massachusetts and by Sekisui America in California. She does not participate in any other business ventures in which other officers or directors participate, other than acting as a shareholder of Sector Communications, Inc., which does not compete with the Company's business; she believes she has no conflicts of interest.

The Company knows of no family relationship between any of the officers and directors of the Company. The Company's Board of Directors has established a Compensation Committee.


CONFLICTS OF INTEREST

The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.


The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.


Mr. Schuster renders legal services to Mr. Hadid, a member of the board of directors of the Company, as well as to the Company, from time to time. Mr. Schuster also renders services to Mark Dilullo, a consultant to the Company, from time to time.

Any other matters relating to potential conflicts of interest respecting the officers or directors, are set forth above, in Item 5.

                         INVESTMENT COMPANY ACT OF 1940

Although the Company will be subject to regulation under the Securities Act of 1934 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

                                     ITEM 6.
                             EXECUTIVE COMPENSATION


The following table sets forth compensation to certain key executives of the Company (operating as OMNI prior to the merger), for the fiscal years ending December 31, 1997, 1998 and 1999.


                Annual Compensation                          Long Term Compensation
           ----------------------------------------------   ------------------------------------------------
 (a)               (b)      (c)        (d)          (e)         (f)          g)      (h)          (i)
                                                   Other      Restricted
                                                   Annual       Stock      Options   LTIP      All Other
Position          Year   Salary ($)  Bonuses($)  Compensation  Awards      SARs    Payouts($)  Compensation

--------          ----   ----------  ----------  ------------ ----------  -------  ----------- ------------
Harvey Kibel,     1997    19,615
CEO               1998     3,000

John Sloatman,    1997    78,000                220,000 sh
COO, Chairman     1998     8,584

Gene Davis, CFO   1997    78,125                20,000(1)
                  1998    48,000
                  1999    61,979


Kathryn Thyne,    1997    78,000
President         1998    39,450

Paul Kessler (2)  1998        0 (3)
President         1999        0 (4)   $359,000

Thom Mount,(5)    1998    50,000      $359,000
COO, Co-Chairman

Phil Gustlin, (6)
CEO               1999                          $79,550


Tony Cataldo, (7) 1999                $359,000
CEO/President

Mohamed Hadid     1999        0 (8)

------------------


(1) Mr. Davis claims 40,000 additional options at $1.00 per share should have been issued; the Company is currently researching this matter with Mr. Davis and prior management but does not expect any material impact.

(2)  Mr. Kessler assumed the presidency in 1998.

(3) Mr. Kessler received 200,000 options valued at $50,000 in lieu of salary for 1998; these options expired under the ESOP plan because they were not exercised within three months of cessation of employment.

(4) The salary amount for 1999 was set at $100,000, which was taken in options; these options expired under the ESOP plan because they were not exercised within three months of cessation of employment. Mr. Kessler received 500,000 shares with a value of $359,000, as a signing bonus.

(5) Mr. Mount took the title of Chief Operating Officer and later transitioned to co-chairman of the Board of Directors. Mr. Mount received 500,000 shares of common stock valued at $359,000 as a signing bonus.

(6) Mr. Cataldo served as CEO/President from July 1999 to December 1999. His sole compensation was 500,000 shares of common stock valued at $359,000.

(7)  Mr. Gustlin received 150,000 shares of common stock, valued at $79,650.

(8) Mr. Hadid served as Chairman from July 1999 to December 1999. His sole compensation was 1,000,000 shares of common stock valued at $718,000 and 1,000,000 options exercisable at $1.00 per share which were all returned to the company upon his resignation in December 1999.

(9) No stock options have been exercised in fiscal 1999 by any officer listed in this table.

Employment Contracts and Change in Control Agreements.
-----------------------------------------------------

MOHAMED HADID. The Company entered into an employment agreement ("Chairman's Agreement") with Mr. Hadid providing for his services as Chairman of the Board of Directors effective July 6, 1999 through July 6, 2002. Pursuant to the Chairman's Agreement, Mr. Hadid is to receive an annual salary that escalates from $150,000 in 1999 to $250,000 in 2001. Mr. Hadid is to receive 1,000,000 shares plus 1,000,000 options to purchase shares; the 1,000,000 shares have been issued; the options have not been issued. The agreement provides for conversion of any whole or portion of the Corporation's debt from the Chairman's Agreement to be converted to stock or options. The Chairman's Agreement provides for favored nations status. The CEO Agreement may be terminated by Mr. Hadid by written notice to the Company, effective 10 days from the date of deposit in the U.S. mail; the Company may also terminate the agreement with or without cause, subject to specific contractual provisions.

MICHAEL SOLOMON. The Company entered into an employment agreement ("CEO Agreement") with Mr. Solomon providing for his services as Chairman of the Board of Directors and Chief Executive Officer effective January 1, 2000 through December 31, 2002. Pursuant to the CEO Agreement, Mr. Solomon is to receive an annual salary of $250,000. As consideration for execution of the CEO Agreement, Mr. Solomon is to receive 850,000 shares plus 850,000 warrants or options to purchase shares, which have not, as of the date of this filing, been issued. The CEO Agreement also includes performance-based incentives which grant up to 1,400,000 shares in "one-time" bonuses (tied to achievement of specified stock prices), and up to 300,000 shares as part of a recurrent bonus plan. The CEO agreement provides for reimbursement of 50% of the salary paid to Mr. Solomon's assistant, benefits for his assistant, and reimbursement of expenses, including medical and dental insurance. Mr. Solomon may be granted additional bonuses or shares at the discretion of the Board of Directors. The agreement provides for conversion of any whole or portion of the Corporation's debt from the CEO Agreement to be converted to stock or options. The CEO Agreement includes a favored nations clause that applies to compensation and benefits. The CEO Agreement may be terminated by Mr. Solomon by written notice to the Company, effective 10 days from the date of deposit in the U.S. mail; the Company may also terminate the agreement with or without cause, subject to specific contractual provisions.

JEREMY SCHUSTER. The Company entered into an employment agreement ("COO Agreement") with Mr. Schuster providing for his services as Chief Operating Officer effective November 25, 1999 through December 31, 2003. Pursuant to the COO Agreement, Mr. Schuster is to receive an annual salary of 200,000. As consideration for execution of the COO Agreement, Mr. Schuster is to receive warrants or options to purchase 100,000 shares on a favored nations basis, which have not, as of the date of this filing, been issued. The COO Agreement provides for a salaried assistant, a vehicle allowance (or for the Corporation to provide a vehicle), and reimbursement of expenses, including medical and dental insurance. The COO Agreement contains a change in control clause which allows a majority of the Board of Directors or Mr. Schuster to sever the agreement following a change in control or the composition of the Board of Directors; exercise of such provision requires the Corporation to pay an amount equivalent to the compensation and benefits that would otherwise be due Mr. Schuster under this Agreement for the period extending from the date of election through the expiration of one year thereafter. The agreement provides for conversion of any whole or portion of the Corporation's debt from the COO Agreement to be converted to stock in the same manner provided to other directors or promissory note holders. The COO Agreement includes a favored nations clause that applies to compensation and benefits, as well as other aspects of the Agreement. The Agreement includes provisions for mandatory use of alternative dispute resolution procedures. The COO Agreement is separate from any attorney-client agreement; no attorney services are required to be provided under the COO Agreement.

COMPENSATION TO DIRECTORS


Each Director of the Company is compensated for services pursuant to the terms of a Directorship Agreement between the Director and the Company. Compensation consists of common stock grants and options to purchase common stock. In accordance with said agreements, the following grants of common stock and stock options to purchase common stock were made to directors of the Company during fiscal 1999. No stock options have been exercised by any directors in fiscal 1999.

                    Common Stock         Stock Options Granted
                   -------------  --------------------------------------
                                        No of Shares
                    No. of    Date of     Underlying    Exercise   Expiration
Director            Shares     Grant       Options       Price        Date
---------          --------  ---------  ------------    --------   ----------

Mohamed Hadid (1)  1,000,000  8/16/99   1,000,000*         $1.00    8/16/09

Marion Dougherty     100,000  7/31/99     100,000*         $1.00    7/31/09

Marilyn Foster       25,000   7/31/99      25,000*         $1.00    7/31/09

Roland Joffe        100,000   7/31/99     100,000*         $1.00    7/31/09

Jean Claude Van     500,000   7/31/99     500,000*         $1.00    7/31/09
Damme(2)

Jeremy Schuster(3)   75,000   7/31/99      75,000*         $1.00    7/31/09

James Zelloe         50,000   7/31/99      50,000*         $1.00    7/31/09

----------------------
* The paperwork for the option agreements has not been completed as of the date of this registration statement.

(1) As of December 31, 1999, following his resignation as interim Chairman during December, 1999, the stock and options granted by the Company were returned to the Company by Mr. Hadid.

(2) Shares are held in the name of JCVD Productions, Inc. On March 21, 1999,_Mr. Van Damme resigned as a director. The Company has received the shares for cancellation.

(3) Mr. Schuster has also received compensation for legal services provided to the Company during 1999 (see Item 12 "Certain Relationships and Related Transactions").

EMPLOYEE STOCK OPTION PLAN

The Company adopted an employee stock option plan (the "Stock Option Plan") with an effective date of March 1, 1999 and an expiration date of February 28, 2009, which is administered by the Stock Option Committee, which recorded the results of three meetings held during 1999:

In the June 1999 meeting, the employment agreements of key personnel Thom Mount and Paul Kessler were approved; under these agreements, these key employees would each receive 1,000,000 share options, vesting in 1/3 increments during a three year period. Mr. Kessler left the Company's employ after the first year and failed to exercise his options within three months after cessation of employment, as required by the Stock Option Plan. As a result, his options were canceled.

In the July 1999 meeting, five key personnel were granted a total of 180,000 share options at $1.25 each. These options were principally intended to compensate personnel for prior services rendered; the agreements provide for vesting over a number of years, however, in what is often termed a "golden handcuff" for key employees.

In the November 1999 meeting of the Company's Stock Option Committee, fifteen personnel were granted a total of 102,500 share options, subject to final approval by the Compensation Committee Chairman. 20,000 of these share options were granted at $1.00 each, and the remaining 82,500 share options were granted at $1.25 each. These options were also principally intended to compensate personnel for prior services rendered, with the agreements providing for vesting of the options over a number of years in a "golden handcuff" for key employees.

The Company expects to offer options to several additional employees in an effort to retain their special skills, abilities, and services. In any event, additional share options must be granted as a result of certain employment agreements.

The Company's Stock Option Plan provides for reservation of 3,000,000 common shares for use in the Stock Option Plan. Approximately 1,505,325 share options may be converted from OMNI to EINI options or may be administered through EINI pursuant to the pre-existing Only Multimedia Incorporated Stock Option Plan.

The foregoing transactions were not arms-length.

No retirement, pension, profit sharing, or other similar programs have been adopted by the Company for the benefit of its employees.

                                     ITEM 7.
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


Jeremy Schuster, an officer and director of the Company since August, 1999, provided services as an outside counselor to the Corporation during 1999 pursuant to a reduced-rate fee agreement which provided for services to be billed at two hundred fifty dollars per hour, with provision for conversion of any unpaid balance to stock on the same terms provided to convertible promissory note holders. Services included litigation in Federal and state court, response to administrative proceedings, and general counsel to the Corporation. The Corporation earlier paid outside counsel rates in excess of four hundred dollars per hour and deemed the discounted, "no cash" arrangement beneficial. Mr. Schuster also was granted stock options as compensation for legal services.

On November 7, 1999, Mr. Schuster elected to convert the unpaid balance for his fees to stock. The Corporation, desiring to reserve the majority of the shares which would otherwise be issued to Mr. Schuster for the unpaid balance, negotiated with Mr. Schuster for a further reduction in the hourly billing rate and forgiveness of a significant portion of its balance; Mr. Schuster agreed to accommodate the Corporation and entered into a settlement agreement which provided that the Corporation would issue the conversion shares and hold them in trust, pending payment of the accrued fees over a four month period. The settlement affected billings to occur through December 31, 1999. Mr. Schuster is presently completing certain litigation assignments and requested the Corporation to assign any new litigation to outside counsel or third parties.


Company Policy
--------------
The Company's policy is that the Company will seek an acquisition or merger on fair market basis only. In any potential merger wherein company officers, directors, or principal shareholders, affiliates, or associates have interest, such interest shall be fully disclosed prior to merger.


                                     ITEM 8.
                                LEGAL PROCEEDINGS

The following is a summary of material legal proceedings involving the Company, which the Company believes were incurred in the normal course of business:

Christopher  Sampson  Foundation  for  the  Catastrophically  Injured  v.
  Only Multimedia  Network,  Inc. & The Entertainment Internet
Burbank Superior Court
Filed: July 29, 1999, No. EC 027688
-----------------------------------
The Company recently settled this matter: the creditor agreed to a one-year extension from January 2000, to January 2001 with interest only at 10%, and principal and accrued interest due 12 months after January 2000. The claim stemmed from a $200,000.00 promissory note that was not paid when due.

Breakdown Services, Ltd., v. Only Multimedia Network, Inc./Castnet.com
Federal District Court for the Central District of California
Filed: May 6, 1998, No. CV 98-3500-GHK (BQRx)
---------------------------------------------
The Company is presently engaged in an action involving a third-party claim for copyright infringement and violation of an earlier settlement agreement that included a stipulated injunction. The Company is vigorously defending the action and earlier prevailed through house counsel's opposition to claimant's request for an Order to Show Cause. The court ruled in EINI's favor that Breakdown Services improperly applied for ex parte relief without satisfying the Local Rule mandates for a prior meeting of counsel. Breakdown Services thereafter met with house counsel and outside counsel (engaged for the continued litigation) and re-filed its motion. The Company believes the claimant is not entitled to relief, and asserted misuse of copyright as a defense in the action. Since the date of the Company's initial filing, the Company was been ordered to show cause as to why it should not be found in contempt of court; on May 8, 2000, the Court ruled that Castnet.com violated an earlier agreed-upon injunction and fined it $25,000 for each of 9 incidents argued to be violative of the Company's prior agreement with Plaintiff and may award attorneys' fees and costs, which have been demanded in the amount of $62,052.50. The Company presently intends to appeal the ruling. While the company doubts the merits of claimant's action, the outcome of the action is uncertain and may materially and adversely affect the financial condition and viability of the Company if such outcome proves unfavorable to the Company.

Wendy Pachter v. Only Multimedia Network, Inc.
Los Angeles Superior Court, Central District
Filed July 21, 1999, No. BC 213855
----------------------------------
The Company is presently engaged in one action involving a creditor for two promissory notes, one for $175,000, and one for $100,000.00 which were not paid when claimed to be due. Relief sought by the plaintiff includes principal, interest, and costs and attorney fees, to be determined by the court. Discovery is continuing on this matter, along with other aspects of the claim. The Company takes a contrary position to that of claimant, asserting that payments were not and are not presently due. In an effort to resolve this claim, the Company made a settlement offer contingent upon the successful close of the proposed merger with First Miracle Group; claimant failed to respond to this offer. The Company subsequently and in March, 2000, offered to commence monthly payments of principal and interest to the claimant without any admission of liability; that offer was rejected. At present, litigation is continuing. The Company has asked opposing counsel to schedule a settlement conference with the Court; these conferences are available on any Friday. At the time of this filing, opposing counsel had not yet responded to the Company's request. While the Company doubts the merits of claimant's action, the outcome of the action is uncertain and may materially and adversely affect the financial condition and viability of the Company if such outcome proves unfavorable to the Company. The Company has recorded a liability of $275,453.

Bragman, Nyman & Cafarelli v. The Entertainment Internet, Inc.
Los Angeles Municipal Court, West Los Angeles District
Filed June 11, 1999, Case No. 99T01400
--------------------------------------
The Company was engaged in one action involving a creditor for services allegedly rendered and unpaid for $14,312.61; the claim sought monetary relief only in that amount. The Company investigated the history behind the alleged obligation, and asserted that there was a failure of consideration, more specifically, that the claimant did not provide services or perform in accordance with the alleged contract. The Company took a contrary position to that of claimant, asserting that payments were not and are not presently due. On May 5, 2000, the Court ordered the Plaintiff's claim dismissed without prejudice.

Capital York, Inc. v. The Entertainment Internet, Inc.,
  Scott MacCaughern, and MacCaughern Trade Development
Superior Court of New Jersey, Monmouth County
Filed August 15, 1999, Case No. L406199
---------------------------------------
The Company is presently engaged in one action involving a creditor for services allegedly rendered and unpaid in connection with management and advisory services. The claims are for 140,000 shares of the Company's common stock (or in the alternative, the fair market value of the same) together with interest, attorneys' fees and costs of suit. The Company is investigating the history behind the alleged obligation, and presently believes there was no contract between the parties. Discovery is continuing on this matter, along with other aspects of the claim. On October 6, 1999, the Company received written confirmation that plaintiff and defendant MacCaughern were in the process of resolving their differences and that plaintiff would take no further action against EINI during this process; the litigation is "on hold" pending a settlement of the entire matter by one of the named Defendants. The written confirmation also contained a stipulation extending the time for EINI to answer the complaint, and a stipulation that there would be no forthcoming action on the grounds of any failure to file an answer during the time of negotiations. While the Company doubts the merits of claimant's action, the outcome of the action is uncertain and may materially and adversely affect the financial condition and viability of the Company if such outcome proves unfavorable to the Company.

John K. Sloatman, III (Sloatman), Kathryn Thyne (Thyne), Wendy Pachter (Pachter), and Kenneth Cronon (Cronon) v. Only Multimedia Network, Inc. (OMNI); The Entertainment Internet, Inc. (TEI); Paul Kessler (P. Kessler); Jon Kessler (J. Kessler); Sandy Kessler (S. Kessler) ; Thom Mount (Mount); Gene Davis (Davis); Rod Pyle (Pyle); Richard Horgan (Horgan); Rick LaFond (LaFond); Christian Johnston (Johnston); Phil Gustlin (Gustlin); Bristol Asset Management IV, LLC (Bristol); Jeffer, Mangels, Butler, Marmaro, LLP (Jeffer, Mangels); John Neuhauser (Neuhauser); Ambient Capital (Ambient); Jeremy Schuster (Schuster); and DOES 1-50. Los Angeles Superior Court, Central District Filed March 31, 2000; Case BC227511
v

The Company is presently reviewing a lawsuit filed by former directors and affiliates, although it has not been properly served with the complaint therefor. The complaint received by the company includes the following causes of action:

1. Claim of breach of written employment contract by Sloatman against OMNI and TEI; this claim alleges Sloatman entered into an eighteen (18) month written employment contract with OMNI on May 24, 1996 and that was terminated without cause on June 5, 1998 (23+ months later); Sloatman claims damages in an amount to be proven at trial, and alleges damages of lost wages, fringe benefits, and reputational losses. The complaint received by the Company did not include the written contract referenced, as required by law. The Company takes a contrary position to that of claimant on this cause of action, asserting that such cause is not adequately pled and is meritless. The Company expects to appropriately and timely assert that the alleged agreement expired prior to the termination of claimant.

2. Claim of breach of written employment contract by Thyne against OMNI and TEI; this claim alleges Thyne entered into an eighteen (18) month written employment contract with OMNI on May 24, 1996 and that was terminated without cause on June 5, 1998 (23+ months later); Thyne claims damages in an amount to be proven at trial, and alleges she suffered damages of lost wages, lost fringe benefits, and reputational losses. The Company takes a contrary position to that of claimant on this cause of action, asserting that such cause is not adequately pled is meritless. The Company expects to appropriately and timely assert that the alleged agreement expired prior to the termination of claimant.

3. Claim of breach of oral contract by Sloatman and Thyne against OMNI, TEI and P. Kessler: This claim alleges Sloatman and Thyne entered into an oral agreement with Kessler whereunder they would have continued employment with OMNI and "additional perks such as a $75,000 signing bonus to continue running OMNI and an additional 200,000 in option shares each and a waiver of the Bristol proxy status." Claimants seek damages in an amount to be proven at trial, specific performance, a constructive trust regarding stock options and return of their initial investment in OMNI. The Company takes a contrary position to that of claimant on this cause of action, asserting that such cause is barred by the statute of frauds, is not adequately pled and is meritless.

4. Inducing breach of contract by Sloatman and Thyne against P. Kessler, Neuhauser, Gustlin: This claim alleges defendants induced a breach of Sloatman's and Thyne's alleged written and oral contracts and forced claimants out of the Company. Claimants seek damages in an amount to be proven at trial, specific performance, a constructive trust regarding stock options and return of their initial investment in OMNI. The Company takes a contrary position to that of claimant on this cause of action, asserting that such cause is barred by the statute of frauds, is not adequately pled and is meritless.

5. Breach of covenant of good faith and fair dealing by Sloatman and Thyne against OMNI, TEI and P. Kessler: This claim alleges OMNI, TEI and Kessler breached a covenant of good faith and fair dealing by failing to advise Sloatman and Thyne of their alleged intent to force such persons out of the company. This cause seeks economic losses in an amount to be proven at trial. The Company takes a contrary position to that of claimant on this cause of action, asserting that such cause is barred by the statute of frauds, is not adequately pled and is meritless.

6. Violation of California Labor Code by Sloatman, Thyne and Pachter against OMNI and TEI: This claim alleges OMNI and TEI failed to pay wages allegedly earned. This cause seeks recovery of wages, penalty in the amount of 30 days of wages, attorney's fees and costs. The Company takes a contrary position to that of claimant on this cause of action, asserting that such cause is barred by the statute of frauds, is not adequately pled and is meritless.

7. Fraudulent or unfair business practices by Sloatman and Thyne against P. Kessler, Neuhauser, Gustlin, Mount and Pyle: This claim alleges defendants knew of a relationship between claimants and their customers and falsely told them claimants engaged in fraud and criminal activity and accused claimants of stealing computer equipment and mismanaging the corporation. This cause seeks damages in an amount to be proven at trial, attorney's fees and costs. The Company takes a contrary position to that of claimant on this cause of action, asserting that such cause is not adequately pled and is meritless.

8. Interference With Prospective Economic Advantage by Sloatman and Thyne against P. Kessler, Neuhauser, Gustlin, Mount and Pyle: This claim alleges defendants told claimant's customers that claimants engaged in fraud and criminal activity and accused claimants of stealing computer equipment and mismanaging the corporation. This cause seeks damages in an amount to be proven at trial and punitive damages. The Company takes a contrary position to that of claimant on this cause of action, asserting that such cause is not adequately pled and is meritless.

9. Unjust enrichment by Sloatman and Thyne against P. Kessler, Neuhauser, Gustlin, Mount and Pyle: This claim alleges defendants acted to deceive claimants as to their rights to participate in OMNI's and TEI's stock option plan. This seeks "the relief set forth below" but does not reference any particular paragraph or relief sought. The Company takes a contrary position to that of claimant on this cause of action, asserting that such cause is not adequately pled and is meritless.

10. Fraud by Sloatman, Thyne, Pachter & Cronon against P. Kessler, Mount, Gustlin, Davis, Pyle and Neuhauser: This claim alleges defendants misrepresented material facts. This cause seeks damages in an amount to be proven at trial and punitive and exemplary damages. The Company takes a contrary position to that of claimant on this cause of action, asserting that such cause is not adequately pled and is meritless.

11. Civil conspiracy to defraud by Sloatman, Thyne, Pachter & Cronon against P. Kessler, Neuhauser, Davis, Gustlin, Mount, Pyle, Bristol, Ambient, Schuster, S. Keller, and J. Kessler: This claim alleges a conspiracy to defraud. This cause seeks damages in an amount to be proven at trial and punitive and exemplary damages.

12. Negligent Misrepresentation by Sloatman, Thyne, Pachter & Cronon against P. Kessler, Mount, Gustlin, Davis, Pyle and Neuhauser: This claim alleges negligent misrepresentations and seeks damages in an amount to be proven at trial and punitive and exemplary damages. The Company takes a contrary position to that of claimant on this cause of action, asserting that such cause is not adequately pled and is meritless.

13. Damages by Sloatman, Thyne, Pachter, and Cronon against P. Kessler, Gustlin, Mount, Pyle and Schuster: This claim alleges defendants disseminated false press releases and affected the market of TEI's stock. This cause seeks damages equal to the value of claimant's original investment and the value of such investments on the date claimant's alleged demand for surrender of the same, plus interest. The Company takes a contrary position to that of claimant on this cause of action, asserting that such cause is not adequately pled and is meritless.

14.  Misrepresentation  by Pachter  and Cronon  against P.  Kessler,  Neuhauser,
     Gustlin, Mount, Pyle and Schuster: This claim alleges defendants misrepresented or omitted material facts relating to a proposed merger and seeks damages in an amount to be determined at trial. The Company takes a contrary position to that of claimant on this cause of action, asserting that such cause is not adequately pled and is meritless.

15. Defamation by Sloatman and Thyne against P. Kessler, Gustlin, Davis, Neuhauser, Horgan, LaFond, Johnston and Pyle: This claim alleges defendants defamed claimants and seeks damages in an amount to be determined at trial. The Company takes a contrary position to that of claimant on this cause of action, asserting that such cause is not adequately pled and is meritless.

16. Conspiracy to commit defamation by Sloatman and Thyne against P. Kessler, Gustlin, Davis, Neuhauser, Horgan, LaFond, Johnston, and Pyle: This claim alleges defendants conspired with the intent to injure plaintiffs and seeks damages in an amount to be proven at trial. The Company takes a contrary position to that of claimant on this cause of action, asserting that such cause is not adequately pled and is meritless.

17. Accounting by Sloatman, Thyne, Pachter, and Cronon against OMNI, TEI, P. Kessler, Neuhauser, Gustlin, Mount, Davis, Pyle and Schuster: This claim seeks an accounting for what is ambiguously alleged as "claimants' property, funds, accounts and records." The claim seeks an accounting of defendants purchases and sales of OMNI and TEI stock. The Company takes a contrary position to that of claimant on this cause of action, asserting that such cause is not adequately pled and is meritless.

18. Declaratory relief by Sloatman and Thyne against OMNI and TEI: This claim alleges breach of contracts for employment and stock options and seeks a judicial declaration that Sloatman and Thyne may exercise their alleged stock options. The Company takes a contrary position to that of claimant on this cause of action, asserting that such cause is not adequately pled and is meritless.

19.  Professional  Malpractice by Sloatman,  Thyne and Pachter  against  Jeffer,
     Mangels: This claim alleges the law firm representing the Company agreed to represent claimants in their individual capacity as employees of OMNI and TEI and created an irreconcilable conflict of interest; the claim seeks damages in an amount to be proven at trial. The Company is not involved with this cause of action.

20.  Breach of fiduciary duty by Sloatman, Thyne Pachter against Jeffer Mangels:
     This claim alleges the law firm representing the Company breached a duty to act in good faith, to provide competent legal and investment advice, to avoid personal gains, to avoid attempting to obtain secret profits, to refrain from using undue influence and to properly counsel claimants, as well as alleging general breach of fiduciary duty. The claim seeks damages in an amount to be proven at trial together with special, punitive and exemplary damages. The Company is not involved with this cause of action.

The Company believes each and every cause of claimant's action is meritless and intends to vigorously defend the same through outside counsel. While the Company doubts the merits of claimants' action, the outcome of the action is uncertain and may materially and adversely affect the financial condition and viability of the Company if such outcome proves unfavorable to the Company. Costs associated with defense of the action may also may materially and adversely affect the financial condition and viability of the Company if the Company is unable to recover the same.

                  Additional Claims

The company faces significant recorded financial obligations which may result in the insolvency of the corporation; for this reason, the Company is investigating extension and payment agreements and settlements to reduce or eliminate the strain caused by these recorded debts.

At the time of the Company's original filing, it was evaluating and attempting to resolve a claim from its telecommunications services provider. Investigation of the claim revealed that prior management of the company ordered services to be installed off-site which were used personally by said management; the Company also learned the telecommunications provider billed for charges it earlier represented would not be incurred by the Company. The Company is negotiated an agreement for account credits and a resolution with the services provider which will allow criminal prosecution of prior management for any activities which are proved to be unauthorized and/or unlawful. Since the time of the initial filing, the telecommunications provider agreed to credit the Company's account for certain charges and accept payments over a six month period for an agreed upon outstanding balance; this claim never resulted in litigation.

The Company received claim letter from stock promoter (Chris Scoggin) for 1,000,000 shares of its common stock relating to an alleged contract. The Company is investigating the claim, but prior management asserts that the promoter did not perform requested services and is not entitled to the shares claimed. While the Company doubts the merits of the claim, the outcome is uncertain and may materially and adversely affect the financial condition and viability of the Company if such outcome proves unfavorable to the Company. As of the date of this filing, no lawsuit has been filed regarding this claim.

                  Settlements

1. The Company settled a claim by CSF, stemming from an account payable for consulting services rendered. There was no dispute that services were rendered to the company but the Company was unable to pay the fees required pursuant to contract. The Company sought and obtained a settlement agreement beneficial to it through an extension agreement for payment.

2. The Company settled a claim by Bakkiam Subbiah stemming from a $95,000 promissory note which was note paid when due. The settlement allows the company a favorable discount in exchange for an accelerated payment schedule.

     The Company has recorded a liability of $142,500.

3. In third quarter 1999, the Company settled a series of claims stemming from its guarantee of certain leases obtained by third parties; the third parties earlier obtained a default judgment against the Company relating to one lease. The claims made in July 1999 exceeded $100,000.00 and were disputed by the Company. Through a vigorous defense effort, the Company obtained a favorable settlement wherein it agreed to pay $6,000.00 and to lower the exercise price of options previously issued in exchange for a release of all liens and claims and removal of the earlier-obtained judgment.

4. The Company settled a claim stemming from an account payable for consulting services rendered. There was no dispute that the services were rendered to the Company but the Company was unable to pay the fees required pursuant to contract. The Company sought and obtained a settlement agreement beneficial to it; a minimal amount was paid in settlement.

5. The Company settled a claim made by an individual who held a promissory note with a principal amount of $47,500. The promissory note matured on December 31, 1997 and was not paid by the Company. There was no dispute that the principal amount was due but the Company was unable to pay as required. The Company sought and obtained a settlement agreement beneficial to it.

6. The Company settled a number of claims from former officers who claimed their share certificates had not been issued; specifically, the Company never ordered shares for the parties who funded the Company on the pari passu basis (discussed in Item 2). The Company's counsel investigated and researched the history behind the transactions and directed its stock transfer agent to prepare the appropriate share certificates.

                                     ITEM 9.
                    MARKET FOR COMMON EQUITY AND MARKET PRICE

The Company's common stock is presently quoted on the NASDAQ over-the-counter Electronic Quotation System ("pink sheets") market in the United States under the symbol EINI.

The average price per share of the Company's Common Stock for the 15-day period immediately preceding the Company's initial filing was $0.23 bid, $0.31 ask. The high was $0.375 bid, $0.40625 ask, and the low was $0.1875 bid, $0.25 ask. The average daily volume was 52,053 shares.

The high and low interdealer prices for the calendar quarters since trading began on March 22, 1999 (without retail markup, markdown or commission) are as follows:


    Quarter Ended            High         Low
    -------------           ------      -------
   June 30, 1999            $ 4.06      $ 0.937
   September 30, 1999       $ 1.437     $ 0.375
   December 31, 1999        $ 0.531     $ 0.062
   March 31, 2000           $ 1.85      $ 0.08



Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock", for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker/dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, company must maintain $1,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

Therefore, for the foreseeable future, any of the Company's stock quoted or traded must be considered "penny stock" under current rules, as discussed above.


                       HOLDERS OF EQUITY AND OTHER RIGHTS


As of the date of this amended submission, based on the Company's records and reports from the Company's stock transfer agent, Alpha Tech Stock Transfer, there were 168 shareholders holding a total of 48,212,567 shares of the Company's common stock. There were 40 shareholders holding a total of 5,400 shares of the Company's preferred stock. There were 67 persons or entities in the aggregate holding warrants or options to purchase shares of the Company's common stock; and 4 persons or entities holding promissory notes convertible to shares of the Company's common stock.


                         DIVIDENDS AND DIVIDEND POLICIES

The Registrant has not paid or allocated any dividends to date, and has no plans to do so in the immediate future. Future dividends will be dependent on such factors as economic conditions and the profitability of the Company. It is anticipated that for the foreseeable future, until the Company reaches its economic goals, most, if not all of any earnings of the Company will need to be retained as working capital.

                                    ITEM 10.
                     RECENT SALES OF UNREGISTERED SECURITIES

Between approximately January of 1997 and December of 1999, the Company made the following issuance, sales, or exchanges of securities in reliance upon certain exemptions from registration under the Securities Act of 1933 (the "Act"):


REGULATION D, RULE 504: The Company obtained a portion of its capital and operating funds during the period extending third quarter 1998 through the close of the second quarter 1999 by means of a limited offer and sale of its common stock without registration under SEC Regulation D, Rule 504 of the 1933 Act. Less than a total of $1,000,000 was subscribed through the offering for which a total of 3,597,645 common shares were issued to subscribers at prices ranging from $0.175 to $0.55 per share. Shares were purchased by accredited investors.

REGULATION D, RULE 506: Pursuant to an agreement and plan of exchange and merger with OMNI, the Company issued securities during the period approximately April 1, 1999 through October 31, 1999 by means of a Regulation D, Rule 506 exchange to a total of 119 shareholders. Pursuant to the terms of the merger, each holder of OMNI's common stock or preferred stock, warrants or options, received from the acquirer an identical instrument in TEI, in terms of all rights, preferences, and privileges, as follows:

COMMON STOCK: a total of 8,852,279 shares of common stock with a value of $1,549,149 in exchange for OMNI shares of common stock were issued.

PREFERRED STOCK: a total of 5,400 shares of preferred stock with a value of $2,700,000 in exchange for OMNI shares of preferred stock was issued.

CONVERTIBLE SECURITIES:

Options and warrants and convertible notes convertible into 5,841,721 shares of the Company's common stock, as follows:

     Options: a total of $3,682,100 in options to convert to that number of shares of the Company's common stock in accordance with their original terms.

     Warrants: a total of $8,459,915 in warrants to purchase that number of shares of the Company's common stock in accordance with their original terms.

     Promissory notes: a total of $149,220 in promissory notes convertible to the Company's common stock in exchange for OMNI promissory notes.



SECTION 4(2) OF THE 1933 ACT: The Company obtained a portion of its capital and operating funds by means of the following transactions pursuant to section 4(2) of the Securities Act of 1933, upon which the Company has relied:


Conversion of debt instrument to Preferred Stock:

     In 1996, OMNI completed a debenture private placement for aggregate proceeds of $1,950,000 for $1,852,500 of notes bearing interest at 10% per annum and $97,500 of Class AAA stock warrants. The principal balance and all unpaid interest were due December 31, 1997. In 1997, the Company and note holders of an aggregate $1,710,000 of the notes agreed to convert the principal and interest into the Company's Preferred Stock Series B.

In 1997, OMNI completed a debenture private placement for aggregate proceeds of $390,000 for $351,000 of notes bearing interest at 10% per annum and $39,000 of Class AAA stock warrants.

In August, 1998, a major shareholder purchased 3,450,000 shares of Common Stock from the Company for $125,000.

In conjunction with the Regulation D, Rule 504 private placement described above, the Company issued, as a finder's fee, warrants to purchase 124,286 and 33,333 shares of the Company's Common Stock. The warrants expire in September and November of 2001, respectively, and are exercisable at $0.175 and $0.15 per share, respectively.

In August, 1999, an aggregate 350,000 shares of common stock were issued to officers and directors of the Company for Board of Directors Fees with a value of $218,990.

In August and September 1999, an aggregate 281,500 shares were issued for services with a value of $123,732.

In August, 1999, 3,750 shares were issued in a settlement, with a value of $2,154.

In September 1999 an aggregate 1,000,000 shares were issued to two former officers of the Company for prior services.

In September 1999, an aggregate 8,099,813 shares were issued in the conversion of promissory notes at the rate of $.09 per share, pursuant to pari passu terms of the notes.



                                    ITEM 11.
                            DESCRIPTION OF SECURITIES

The Company's Amended Articles of Incorporation authorize the issuance of Fifty Million (50,000,000) shares of Common Stock, $0.001 par value per share, of which 31,499,770 shares were issued and outstanding as of the original filing date of this Form 10-SB. As of the date of the filing of this amended Form 10-SB, the Company's shareholder records, supplied by the Company's stock transfer agent, Alpha Tech Stock Transfer, show a total of 48,212,567 common shares issued and outstanding.

 The common shares, when issued, are fully paid, non-assessable, without pre-emptive rights and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time to time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

On February 24, 1999, the Board of Directors of the Company approved, by written consent, an amendment to the Company's Articles of Incorporation which provided for designation of and authorization to issue Series B Preferred Stock. The consent provided and authorized the issuance of Ten Million (10,000,000) shares of Preferred Stock at $.001 par value per share, of which 5,400 shares are issued and outstanding. The Series B Preferred Stock contains dividend rights, limitations on dividends on Common Stock, and liquidation preferences; it does not include any specific voting rights.

Pursuant to action authorized by the Company's board of directors, the Company has also issued various warrants or options to purchase common stock in the future, or promissory notes convertible to common shares, as described in Items 9 and 10, above, and elsewhere herein.

At a meeting of the board of directors, held on December 27, 1999, the board of directors approved an increase in the authorized common shares of stock from 50,000,000 to 75,000,000. This was done pursuant to authority granted the board of directors in the Company's Bylaws, which states, "The Board shall have authority to authorize changes in the Corporation's capital structure." The
Company has reported this event on an 8-K Current Report and will also send notice of this action to shareholders and provide appropriate press releases to broker-dealers making a market or quoting the Company's common shares. The Company also intends to seek shareholder ratification of the foregoing action at the next shareholder meeting.


                                    ITEM 12.
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

Such indemnification of officers and directors as described above may be contrary to policies of the Securities and Exchange Commission.


                                    ITEM 13.
                              FINANCIAL STATEMENTS

The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10-SB.


                                    ITEM 14.
           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                            AND FINANCIAL DISCLOSURE

The Registrant has not changed accountants since its formation, and Management has had no disagreements with the findings of its accountants.


                                    ITEM 15.
                        FINANCIAL STATEMENTS AND EXHIBITS

(a)      Financial Statements


         The financial statements are included on pages F-1 to F-44 immediately following this item and are incorporated herein by reference.

(b)      Exhibits

    2.1 Plan and Agreement of Merger or Reorganization (filed as exhibit 2.1 to Registrant's Annual Report on Form 10-KSB for year ended December 31, 1999, as amended)

    3.1.1 Articles of Incorporation*

    3.1.2 Amendment(s) to Articles of Incorporation*

    3.2   Bylaws *

    4.1   Stock Option Plan *

    10.2 Employment Agreement of Michael Solomon (filed as exhibit 10.1 to Registrant's Annual Report on Form 10-KSB for year ended December 31, 1999, as amended)

    10.3  Employment Agreement of Jeremy Schuster (filed herewith)

    10.4  Employment Agreement of Mohamed Hadid (filed herewith)

    10.5  Addendum to Employment Agreement of Mohamed Hadid (filed herewith)

    10.6  Lease Agreement (filed herewith)

    27.1  Financial Data Schedule(amended) (filed herewith)

                          INDEX TO FINANCIAL STATEMENTS

    THE ENTERTAINMENT INTERNET, INC.

    INDEPENDENT AUDITOR'S REPORT............................................F-1

    Balance Sheets as of December 31, 1997 and 1998.........................F-2

    Statement of Operations for the Years Ended December 31, 1998
     and 1997 and April 20, 1992 (Inception) to December 31, 1998...........F-3

    Statements of Stockholders' Equity for the Years Ended
     December 31, 1998 and 1997 and April 20, 1992 (Inception) to
     December 31, 1998......................................................F-4

    Statements of Cash Flows for the Year Ended December 31, 1998
     and 1997 and April 20, 1992 (Inception) to December 31, 1998...........F-5

    Notes to Financial Statements...........................................F-6


    ONLY MULTIMEDIA NETWORK, INC.

    INDENPENDENT AUDITORS' REPORT..........................................F-12

    Balance Sheets as of December 31, 1998 and 1997........................F-13

    Statements of Operations for the Years Ended December 31,
     1998 and 1997.........................................................F-14

    Statements of Shareholders' Deficiency for the Years Ended
     December 31, 1998 and 1997............................................F-15

    Statements of Cash Flows for the Years Ended December 31,
     1998 and 1997.........................................................F-16
 .
    Notes to Financial Statements..........................................F-17

    THE ENTERTAINMENT INTERNET, INC. (Unaudited)

    Balance Sheet as of September 30, 1999 and 1998........................F-37

    Statement of Operations for the Nine Months Ended September 30,
     1999 and 1998.........................................................F-38

    Statement of Cash Flows for the Nine Months Ended
     September 30, 1999 and 1998...........................................F-39

    Notes to Financial Statements..........................................F-40

                          INDEPENDENT AUDITORS' REPORT



BOARD OF DIRECTORS
THE ENTERTAINMENT INTERNET, INC.
(FORMERLY WEST TECH SERVICES, INC.)
Las Vegas, Nevada


We have audited the accompanying balance sheets of The Entertainment Internet, Inc. (formerly West Tech Services, Inc.) (A Development Stage Company), as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the years then ended and for the period from April 20, 1992 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Entertainment Internet, Inc., as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended and for the period from April 20, 1992 (inception) to December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                             MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
                             Certified Public Accountants

Los Angeles, California
June 1, 1999

                          THE ENTERTAINMENT INTERNET, INC.
                         (FORMERLY WEST TECH SERVICES, INC.)
                            (A DEVELOPMENT STAGE COMPANY)
                                   BALANCE SHEETS

                                                              December 31,
                                                         1998            1997
                                                       --------        --------

   ASSETS
CURRENT ASSETS
    Cash and Cash Equivalents                          $  2,598         $   --
    Stock Subscription Receivable                        14,134             --
    Due from Affiliate                                  345,380             --
    Prepaid Expense                                      30,000             --
                                                       --------        --------
    TOTAL ASSETS                                       $392,112        $   --
                                                       ========        ========

   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
    Accounts Payable and Accrued Expenses              $ 34,441        $   --
    Advances from Stockholder                            65,289            --
                                                       --------        --------
     Total Current Liabilities                           99,730            --
                                                       --------        --------

COMM1TMENTS AND CONTINGENCIES (Note 4)

STOCKHOLDERS' EQUITY
    Common Stock, par value $.001, 50,000,000
     shares authorized 12,912,405 and 6,000,000
     shares issued and outstanding                       12,912          6,000
    Additional Paid-in Capital                          743,125         (  750)
    Deficit Accumulated During the Development Stage   (463.655)        (5,250)
                                                       --------        --------
     Total Stockholders' Equity                         292,382            --
                                                       --------        --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $392,112        $   --
                                                       ========        ========

   The Accompanying Notes are an Integral Part of these Financial Statements.

                               THE ENTERTAINMENT INTERNET, INC.
                             (FORMERLY WEST TECH SERVICES, INC.)
                                 (A DEVELOPMENT STAGE COMPANY)
                                   STATEMENTS OF OPERATIONS


                                                                 April 20, 1992
                                       For The Year Ended       (inception) to
                                         December 31,              December 31,
                                       1998          1997              1998
                                   ------------   ----------     --------------
INCOME                             $         -    $        -     $          -


GENERAL AND ADMINISTRATIVE
  EXPENSES                             458,405            16          458,645
                                   -----------    -----------    ------------
LOSS BEFORE TAXES                   (  458,405)         ( 16)       ( 458,645)

PROVISION FOR INCOME TAXES                   -             -                -
                                   -----------    -----------    -------------

NET LOSS                           $(  458,405)   $  (    16)    $  ( 458,645)
                                   ===========    ===========    ==============

Net Loss Per Common Shares -
  Basic and Diluted                $(     0.06)   $     0.00     $    (  0.06)
                                   ===========    ===========    ==============

Weighted Average Number of
 Common Shares Outstanding -
  Basic and Diluted                  7,599,676     6,000,000        7,599,676
                                   ===========    ===========    =============








The Accompanying Notes are an Integral Part of These Financial Statements.

                                          THE ENTERTAINMENT INTERNET, INC.
                                        (FORMERLY WEST TECH SERVICES, INC.)
                                           (A DEVELOPMENT STAGE COMPANY)
                                         STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                          Deficit
                                                                                        Accumulated
                                                   Common Stock          Additional       During
                                             ------------------------     Paid-in       Development
                                              Shares         Amount       Capital         Stage        Total
                                             ----------    ----------    ----------     ----------   ----------
Balance, April 20, 1992                            --      $     --      $     --       $     --     $     --
Issuance of Common Stock for
 Cash on April 27, 1992 at
 $.001 Per Share                              6,000,000         6,000          (750)          --          5,250
Net Loss                                           --            --            --           (5,042)      (5,042)
                                             ----------    ----------    ----------     ----------   ----------
Balance, December 31, 1992                    6,000,000         6,000          (750)        (5,042)         208
Net Loss                                           --            --            --              (48)         (48)
                                             ----------    ----------    ----------     ----------   ----------
Balance, December 31, 1993                    6,000,000         6,000          (750)        (5,090)         160
Net Loss                                           --            --            --              (48)         (48)
                                             ----------    ----------    ----------     ----------   ----------
Balance, December 31, 1994                    6,000,000         6,000          (750)        (5,138)         112
Net Loss                                           --            --            --              (48)         (48)
                                             ----------    ----------    ----------     ----------   ----------
Balance, December 31, 1995                    6,000,000         6,000          (750)        (5,186)          64
Net Loss                                           --            --            --              (48)         (48)
                                             ----------    ----------    ----------     ----------   ----------
Balance, December 31, 1996                    6,000,000         6,000          (750)        (5,234)          16
Net Loss                                           --            --            --              (16)         (16)
                                             ----------    ----------    ----------     ----------   ----------
Balance, December 31, 1997                    6,000,000         6,000          (750)        (5,250)        --
Issuance of Common Stock for Cash:
  September 09, 1998 at $0.036 Per Share      3,450,000         3,450       121,550           --        125,000
  September 11, 1998 at $0.175 Per Share      1,142,858         1,142       198,858           --        200,000
  September 18, 1998 at $0.146 Per Share        119,500           120        17,380           --         17,500
  November 24, 1998 at $0.150 Per Share         333,333           333        49,667           --         50,000
  December 03, 1998 at $0.550 Per Share          30,000            30        16,470           --         16,500
  December 03, 1998 at $0.500 Per Share          10,000            10         4,990           --          5,000
  December 04, 1998 at $0.550 Per Share          20,000            20        10,980           --         11,000
  December 04, 1998 at $0.500 Per Share          26,000            26        12,974           --         13,000
  December 04, 1998 at $0.250 Per Share         285,714           286        71,143           --         71,429
  December 07, 1998 at $0.550 Per Share          10,000            10         5,490           --          5,500
  December 10, 1998 at $0.500 Per Share          45,000            45        24,705           --         24,750
  December 10, 1998 at $0.S00 Per Share          20,000            20         9,980           --         10,000
  December 10, 1998 at $0.250 Per Share         400,000           400        99,600           --        100,000
  December 10, 1998 at $O.553 Per Share           5,000             5         2,760           --          2,765
  December 14, 1998 at $0.553 Per Share           5,000             5         2,760           --          2,765
  December 29, 1998 at $0.500 Per Share          10,000            10         4,990           --          5,000

Issuance of Common Stock for
  Services Rendered                           1,000,000         1,000        89,000           --         90,000
Common Stock Warrants and Options
  Issued for Services Rendered                     --            --         425,415           --        425,415
Offering Costs                                     --            --        (424,837)          --       (424,837)
Net Loss                                           --            --            --         (458,405)    (458,405)
                                             ----------    ----------    ----------     ----------   ----------
Balance, December 31, 1998                   12,912,405    $   12,912    $  743,125     $ (463,655)  $  292,382
                                             ==========    ==========    ==========     ==========   ==========


   The Accompanying Notes are an Integral Part of These Financial Statements.

                        THE ENTERTAINMENT INTERNET, INC.
                       (FORMERLY WEST TECH SERVICES, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS

                                                                     April 20,
                                              For The Year Ended       1992
                                                 December 31,     (inception) to
                                             -------------------   December 31,
                                                1998       1997         1998
                                             ---------    ------   -------------

 CASH FLOWS FROM OPERATING ACTIVITIES
  Net Loss                                   $(458,405)     (16)     $(463,655)
  Adjustment to Reconcile Net Loss to Net
  Cash Used in Operating Activities
   Amortization                                   --         16            240
   Issuance of Equity Instruments for
    Services Rendered                          140,000       --        140,000
  Changes in Assets and Liabilities
   Increase in Prepaid Expense                 (30,000)      --        (30,000)
   Increase in Organization Costs                 --         --           (240)
   Increase in Accounts Payable and
   Accrued Expenses                             20,666       --         20,666
                                             ---------    -------    ---------
 Net Cash Used in Operating Activities        (327,739)      --       (332,989)
                                             ---------    -------    ---------
 CASH FLOWS USED IN INVESTING ACTIVITIES
 Advances to Affiliate                        (345,380)      --       (345,380)
                                             ---------    -------    ---------
 CASH FLOWS FROM FINANCING ACTIIVITIES
  Advances from Stockholder                     90,289       --         90,289
  Repayments to Stockholder                    (25,000)      --        (25,000)
  Issuance of Common Stock for Cash            646,075       --        651,325
 Offering Costs                                (35,647)      --        (35,647)
                                             ---------    -------    ---------
 Net Cash Provided by Financing Activities     675,717       --        680,967
                                             ---------    -------    ---------
 NET INCREASE IN CASH AND CASH EQUIVALENTS       2,598       --          2,598

 CASH AND CASH EQUIVALENTS -
   BEGINNING OF PERIOD                            --         --           --
                                             ---------    -------    ---------
 CASH AND CASH EQUIVALENTS -
   END OF PERIOD                             $   2,598    $  --      $   2,598
                                             =========    =======    =========

 SUPPLEMENTAL CASH FLOW INFORMATION:

 For the years ended December 31, 1998 and 1997, the Company paid no income taxes or interest.

 NON-CASH INVESTING AND FINANCING ACTIVITY: For the year ended December 31, 1998, the Company issued stock warrants and options valued at $375,415 for services rendered as costs related to the Regulation D 504 private placement.

   The Accompanying Notes are an Integral Part of These Financial Statements.

                        THE ENTERTAINMENT INTERNET, INC.
                       (FORMERLY WEST TECH SERVICES, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1 -  DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES


          Description of Business
          -----------------------
          The Entertainment Internet, Inc. (formerly West Tech Services, Inc.) (the "Company") was organized on April 20, 1992 under the laws of the State of Nevada. The Company currently has no operations and is in the process of acquiring an operating subsidiary. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 7, the Company is considered a development stage company (see Note 8 - Subsequent Events).


          Basis of Presentation
          ---------------------
          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company had no business operations for the year ended December 31, 1998. This factor raises substantial doubt about the Company's ability to continue as a going concern.

          Management's plans in regards to this matter are as follows:


          o In March 1999, the Company acquired an operating subsidiary, which also had a going concern paragraph in its auditors' report.

          o The Company has raised approximately $2,000,000 in the aggregate through Regulation D 504 and 506 private placements (See Note 8).

          o The private placement proceeds were used to satisfy debt of the subsidiary and fund the subsidiary's operations.

          o The Company is working to raise additional capital and debt financing to fund operations, increase revenues, and reduce operating costs of its newly acquired subsidiary.

          Use of Estimates
          ----------------
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period

          Actual results could differ from those estimates.

                        THE ENTERTAINMENT INTERNET, INC.
                       (FORMERLY WEST TECH SERVICES, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1 -  DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
          (Continued)

          Fair Value of Financial Instruments
          -----------------------------------
          For certain of the Company's financial instruments including cash, stock subscriptions receivable, advances to affiliate, accounts payable and accrued expenses and advances from stockholder, the carrying amounts approximate fair value due to their short maturities.

          Cash and Cash Equivalents
          -------------------------
          For purposes of the statements of cash flows, the Company defines cash equivalents as all highly liquid debt instruments purchased with a maturity of three months or less plus all certificates of deposit.

          Concentration of Credit Risk
          ----------------------------
          The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances exceeded FDIC insured levels at various times during the year.

          Offering Costs
          --------------
          Offering costs consist primarily of professional fees. These costs are charged against the proceeds of the sale of common stock in the periods in which they occur.

          Income Taxes
          ------------
          Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes". The liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the reported amount of assets and liabilities and their tax basis.

                        THE ENTERTAINMENT INTERNET, INC.
                       (FORMERLY WEST TECH SERVICES, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 1 -  DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
          (continued)

          Net Loss Per Share
          ------------------
          In accordance with SFAS No. 128, "Earnings Per Share", the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At December 31, 1998, the weighted average shares outstanding would have been increased by 357,619 shares of the Company's common stock if the issued and exercisable stock warrants and options would have been dilutive.

          Comprehensive Income
          --------------------
          SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As of December 31, 1998 and 1997, the Company has no items that represent other comprehensive income and, therefore, has not included a schedule of comprehensive income in the financial statements.

          Impact of Year 2000 Issue
          -------------------------
          During the year ended December 31, 1998, the Company conducted an assessment of issues related to the Year 2000 and determined that no issues existed which would cause its computer systems not to properly utilize dates beyond December 31, 1999.

NOTE 2 -  STOCK SUBSCRIPTIONS RECEIVABLE


          As of December 31, 1998, the Company was owed approximately $14,134 for the Company's Common Stock issued in conjunction with the Regulation D 504 Private Placement (See Note 8 - Subsequent Events). This subscription receivable was collected subsequent to December 31, 1998.

                               THE ENTERTAINMENT INTERNET, INC.
                             (FORMERLY WEST TECH SERVICES, INC.)
                                 (A DEVELOPMENT STAGE COMPANY)
                                NOTES TO FINANCIAL STATEMENTS
                                  DECEMBER 31, 1998 AND 1997

NOTE 3 -  ADVANCES TO AFFILATE

          As of December 31, 1998, the Company has advanced $345,380 to a company, which is majority owned by the majority stockholder of the Company. Also, the Company acquired the affiliate in March 1999 (see
          Note 8 - Subsequent Events). The advances were to fund operations and will be eliminated in 1999 when the companies are consolidated.


NOTE 4 -  ADVANCES FROM STOCKHOLDER

          As of December 31, 1998, the Chief Executive Officer (and "Majority Stockholder") of the Company had advanced net funds of $65,289 that were used for operating costs of the Company. These advances are short-term, unsecured and non-interest bearing.


NOTE 5 -  COMMITMENTS AND CONTINGENCIES

          Office Space
          ------------

          For the year ended December 31, 1998, the Company was provided free office space by shareholders of the Company. The cost of the office space was immaterial and has not been recorded in these financial statements. Also, starting January 1999, the Company leased office space on a month-to-month basis.


          Employment Agreements
          ---------------------
          The Company has entered into employment agreements for the period of August 1, 1998 through September 30, 2002 with both its Majority Stockholder and President. Both individuals are entitled to a salary of $50,000 for the five months ended December 31, 1998, $100,000 for the year ended December 31, 1999 and $150,000 for each year thereafter. At the election of the employee, in lieu of receipt of semi-annual salary payments in cash, employee may elect to receive compensation payable in options to purchase shares of the Company's common stock. The number of options shall be equal to the semi-annual salary divided by the lowest trade price ("Share price") for shares of the Company's common stock during the semi-annual period. The exercise price shall equal the Share Price and the options shall be exercisable for five years from the date of grant. The agreements may be terminated by either party with ten days written notice. If terminated by the Company without cause, as defined in the agreements, the employee shall be entitled to compensation for six months following the date of termination.

                               THE ENTERTAINMENT INTERNET, INC.
                             (FORMERLY WEST TECH SERVICES, INC.)
                                 (A DEVELOPMENT STAGE COMPANY)
                                NOTES TO FINANCIAL STATEMENTS
                                  DECEMBER 31, 1998 AND 1997


NOTE 6 -  STOCKHOLDERS' EQUITY

          Classes of Shares
          -----------------
          In April 1998, the Company restated its Articles of Incorporation to enable the Company to issue up to 60,000,000 shares, consisting of 10,000,000 shares of Preferred Stock, which have a par value of $0.001 per share and 50,000,000 shares of Common Stock, which have a par value of $0.001.


          Preferred Stock
          ---------------
          Preferred stock, any series, shall have the powers, preferences, rights, qualifications, limitations, and restrictions as fixed by the Company's Board of Directors in its sole discretion. As of December 31, 1998 and 1997, the Company's Board of Directors had not authorized or issued any Preferred Stock.

          Common Stock
          ------------
          In April 1992, the Company issued 15,000 shares of its no par value common stock for $5,250.

          In April 1998, the Company forward split its common stock 400:1, thus increasing the number of outstanding shares of the Company's common stock from 15,000 to 6,000,000. All references in the accompanying financial statements to the number of common shares and per-share amounts have been restated to reflect the stock split.


          In August 1998, the Company issued 3,450,000 shares of its common stock for $125,000.


          In September 1998, the Company initiated a Regulation D 504 Private Placement to raise $1,000,000. For the three months ended December 31, 1998, the Company issued 2,462,405 shares of its common stock for net proceeds of $485,767. Of the net proceeds, the Company advanced $340,199 to its affiliate, or newly acquired wholly owned subsidiary.


          In conjunction with the Company's execution of the employment agreements, on August 1, 1998, with both the Majority Stockholder and President, the Company issued 1,000,000 shares of its common stock as a signing bonus to be issued upon the execution of the agreements. The Company valued the shares at $90,000, which was the fair market value of the shares as of the signing of the employment agreements.

                               THE ENTERTAINMENT INTERNET, INC.
                             (FORMERLY WEST TECH SERVICES, INC.)
                                 (A DEVELOPMENT STAGE COMPANY)
                                NOTES TO FINANCIAL STATEMENTS
                                  DECEMBER 31, 1998 AND 1997

NOTE 6 -  STOCKHOLDERS' EQUITY (continued)

          Stock Options and Warrants
          --------------------------
          In conjunction with the 1998 Private Placement, the Company issued as a finder's fee 124,286 and 33,333 common stock purchase warrants that are exercisable at a price of $0.175 and $0.15 per share, respectively, and expire in September and November of 2001, respectively. In accordance with SFAS No. 123, " Accounting for Stock-Based Compensation", the Company has estimated the fair value to be $375,415 for these warrants at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for both: dividend yields of 0%; expected volatility of 237%; risk-free interest rate of 5.5%; and expected life of 3 years. The Company recorded the fair market value of these warrants as offering costs, which offsets the proceeds from the Private Placement.

          In conjunction with the Company's employment agreement with the Majority Stockholder, the Company issued a stock option to purchase 200,000 shares of the Company's common stock at a price of $0.25 per share, which expires in December 2003. In accordance with SFAS No. 123, " Accounting for Stock-Based Compensation", the Company has estimated the fair market value to be $50,000 for this option at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yields of 0%; expected volatility of 237%; risk-free interest rate of 5.5%; and expected life of 5 years.


          Warrants and Stock Options consist of the following:

                                                                     Weighted
                                                       Stock         Average
                                                      Options        Exercise
                                                     Outstanding       Price
                                                     -----------     ----------
             Balance, December 31, 1997                     -      $        -
               Issued                                 200,000      $     0.25
                                                     -----------
             Outstanding and Exercisable at
              December 31, 1998                       200,000      $     0.25
                                                     ===========

                               THE ENTERTAINMENT INTERNET, INC.
                             (FORMERLY WEST TECH SERVICES, INC.)
                                 (A DEVELOPMENT STAGE COMPANY)
                                NOTES TO FINANCIAL STATEMENTS
                                  DECEMBER 31, 1998 AND 1997

NOTE 6 -  STOCKHOLDERS' EQUITY (continued)

                                                                      Weighted
                                                                       Average
                                                      Warrants        Exercise
                                                     Outstanding         Price
                                                     -----------     ----------
             Balance, December 31, 1997                     -        $       -
               Issued                                 157,619        $    0.17
                                                     -----------
             Outstanding and exercisable at
               December 31, 1998                      157,619        $    0.17
                                                     ===========



          The weighted average remaining contractual lives of the stock options and warrants are 5.0 and 2.71 years, respectively, at December 31, 1998.

NOTE 7 -  INCOME TAXES

          The reconciliation of the effective income tax rate to the Federal statutory rate is as follows for the years ended:

                                                        December 31,
                                                      1998           1997
                                                 -------------  ------------

             Federal Income Tax Rate                   34.0%           34.0%
             Effect of Valuation Allowance         (   34.0)%     (    34.0)%
                                                 ------------   -------------
             Effective Income Tax Rate                  0.0%            0.0%
                                                 ============   =============

          At December 31, 1998 and 1997, the Company had net carryforward losses of approximately $419,000 and $5,000, respectively. Because of the current uncertainty of realizing the benefits of the tax carryforward, valuation allowances equal to the tax benefits for deferred taxes have been established. The full realization of the tax benefit associated with the carryforward depends predominantly upon the Company's ability to generate taxable income during the carryforward period.

                               THE ENTERTAINMENT INTERNET, INC.
                             (FORMERLY WEST TECH SERVICES, INC.)
                                 (A DEVELOPMENT STAGE COMPANY)
                                NOTES TO FINANCIAL STATEMENTS
                                  DECEMBER 31, 1998 AND 1997

NOTE 7 -  INCOME TAXES (continued)

          Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                             December 31,
                                                       1998           1997
                                                  ------------   ------------

               Deferred Tax Assets
               Loss Carryforwards                  $  142,000    $      1,700

               Less:  Valuation Allowance          (  142,000)    (     1,700)
                                                  -----------    ------------
               Net Deferred Tax Assets             $        -    $          -
                                                  ============   ============

          Net operating loss carryforwards expire starting in 2012.


NOTE 8 -  SUBSEQUENT EVENTS

          Formation of Subsidiary
          -----------------------
          In March 1999, the Company formed The Entertainment Internet, Inc, ("TEI-CAL") a California corporation, to be the operating company of the Company's operations of its acquisition of Only Multimedia Network, Inc. ("OMNI"), as described below.


          Acquisition
          -----------

          In August 1998, the Company entered into an Agreement and Plan of Merger (the "Merger") with OMNI. The merger was structured so that TEI-CAL would be the acquirer of OMNI. Upon completion of the Merger in March 1999, the Company issued to TEI-CAL 8,852,279 shares of the Company's Common Stock, 5,400 shares of the Company's Preferred Stock, and warrants and options and convertible notes, which are convertible into 5,854,721 shares of the Company's Common Stock. TEI-CAL simultaneously exchanged on a one-for-one basis the securities for
          OMNI's Common Stock, Preferred Stock, warrants, options and convertible notes. Also, a certain individual is the majority shareholder of both the Parent and the Company.

                               THE ENTERTAINMENT INTERNET, INC.
                             (FORMERLY WEST TECH SERVICES, INC.)
                                 (A DEVELOPMENT STAGE COMPANY)
                                NOTES TO FINANCIAL STATEMENTS
                                  DECEMBER 31, 1998 AND 1997

NOTE 8 -  SUBSEQUENT EVENTS (Continued)


          The Company and its subsidiary had no operations prior to the merger; therefore, OMNI is the dominant operating company and the merger was in substance a reverse acquisition. Accordingly, the transaction has been treated for accounting purposes as a recapitalization of OMNI and, therefore, the historical and continuing financial statement presentation will be a continuation of the legal subsidiary, TEI-CAL, and not the Company, the legal parent. In accounting for this transaction:

          (i) OMNI is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets will be included in the consolidated balance sheet at their historical book values;

          (ii) Control of the net assets and business of the Company was acquired effective March 31, 1999. This transaction has been accounted for as a purchase of the assets and liabilities of the Company by OMNI; however, since the Company had no operations or substantial assets as of the acquisition, the transaction will not create excess of cost over fair value of net assets acquired. A summary of the historical book values of OMNI are as follows:

         Assets                                    1998             1997
                                              --------------   -------------
           Cash                               $        7,482   $   175,563
           Other Current Assets                       14,421        28,266
           Furniture and Equipment                   336,591       450,491
           Other Assets                               14,241        91,040

         Liabilities and Stockholders'
          Deficiency
           Accounts Payable and Accrued
            Expenses                               1,278,105       656,775
           Other Current Liabilities                 885,662       225,069
           Debentures Payable                        578,564       536,509
           Notes Payable                             546,362       504,948
           Notes Payable Shareholders                525,453       525,453
           Capital Lease Obligations                 147,038       187,805
         Shareholders' Deficiency                 (3,588,449)   (1,891,199)
                                              --------------   ------------
         Acquisition Price                    $           -    $         -
                                              ==============   =============

                               THE ENTERTAINMENT INTERNET, INC.
                             (FORMERLY WEST TECH SERVICES, INC.)
                                 (A DEVELOPMENT STAGE COMPANY)
                                NOTES TO FINANCIAL STATEMENTS
                                  DECEMBER 31, 1998 AND 1997

NOTE 8 -  SUBSEQUENT EVENTS (Continued)

          Regulation D 504 Private Placement
          ----------------------------------

          For the four months ended April 1999, the Company issued an additional 1,227,240 shares of the Company's common stock for $464,791. In conjunction with the issuance, the Company incurred additional offering cost consisting of $30,000 cash and the issuance of an option to purchase 54,545 shares of the Company's common stock for a period of three years at $0.55 per share. The option was valued at its fair market value of $73,000 using the Black-Scholes option valuation model.

          Convertible Note Payable
          ------------------------
          In February 1999, the Company entered into financing agreements with two companies. The financing agreements provide for the lenders to provide funds, as deemed necessary, by the lenders. The Company is to pay interest at a rate of 6% per annum, with principal due on demand. The notes also call for any amount of the outstanding principal to be converted into restricted shares of the Company's common stock at the option of either the lenders or the Company. If the conversion feature is evoked, the number of shares are to be calculated as follows: i) conversion rate shall be calculated by taking 60% of the most favorable closing price of shares of the Company's common stock during the period extending from the first day of the calendar year prior to the date of issuance of the shares; ii) dividing the principal amount, being converted, by the conversion rate; and iii) any accrued and unpaid interest will be waived by the lender. Also, the Company has the right, within one year from the date of issuance of any shares issued, to redeem the shares for the amount of principal, original interest and interest which would have been due in the event the conversion had not taken place. As of June 1999, the Company had borrowed approximately $1,000,000.

                          INDEPENDENT AUDITORS' REPORT



TO THE BOARD OF DIRECTORS
ONLY MULTIMEDIA NETWORK, INC,:

We have audited the accompanying balance sheets of Only Multimedia Network, Inc. as of December 31, 1998 and 1997, and the related statements of operations, shareholders' deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Only Multimedia Network, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $2,241,508 and has a working capital deficit. Further, certain of its debts were in default as of December 31, 1998. These factors, among others, as discussed in Note 1 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                       MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
                                       Certified Public Accountants
New York, New York
May 11, 1999

                          ONLY MULTIMEDIA NETWORK, INC.
                                  BALANCE SHEET

                                                            December 31                      March 31
                                                      -------------------------      --------------------------
                                                         1998          1997             1999            1998
                                                      -----------   -----------      -----------    ------------
                                                                                     (Unaudited)    (Unaudited)
     ASSETS
 CURRENT ASSETS
 Cash                                                 $     7,482   $   175,563      $    65,567    $     12,818
 Accounts Receivable, net of allowance for
  doubtful accounts of $8,700 and $17,967                  14,421        26,320           15,002          28,134
 Prepaid Expenses                                            --           1,946            2,569          67,225
                                                      -----------   -----------      -----------    ------------
   Total Current Assets                                    21,903       203,829           83,138         108,177

 FURNITURE AND EQUIPMENT, net                             336,591       450,491          358,567         423,480

 OTHER ASSETS                                              14,247        91,040           14,247           6,807
                                                      -----------   -----------      -----------    ------------

   TOTAL ASSETS                                       $   372,741   $   745,360      $   455,952    $    538,464
                                                      ===========   ===========      ===========    ============

     LIABILITIES AND SHAREHOLDERS' DEFICIENCY
 CURRENT LIABILITIES
   Accounts Payable and Accrued Expenses              $ 1,278,111   $   656,775      $ 1,228,315    $    721,606
   Deferred Revenue                                       387,782       225,069          417,475         329,553
   Advances from Affiliate                                345,380          --          1,340,448
   Notes Payable, Current Portion                         546,362       461,416           30,971         846,121
   Debenture Payable and Accrued Interest                 578,564       331,770          541,454          48,406
   Notes Payable - Shareholders, current portion          200,000          --                  -               -
   Obligations Under Capital Lease                         62,976        52,005           65,744          53,500
                                                      -----------   -----------      -----------    ------------
     Total Current Liabilities                          3,399,175     1,727,035        3,623,407       1,999,186

 LONG-TERM LIABILITIES
   Notes Payable, Less Current Portion                       --          43,532                -         438,937
   Debentures Payable, Less Current Portion                  --         204,739                -          94,029
   Notes Payable - Shareholders,
    Less Current Portion                                  325,453       525,453          525,453         325,453
   Convertible Notes Payable                              152,500          --            152,500               -
   Obligations Under Capital Lease, Less
    Current Portion                                        84,062       135,800           66,549         121,814
                                                      -----------   -----------      -----------    ------------
     Total Liabilities                                  3,961,190     2,636,559        4,368,909       2,979,419
                                                      -----------   -----------      -----------    ------------

 COMMITMENTS AND CONTINGENCIES (Note 9)                      --            --                  -               -

 SHAREHOLDERS' DEFICIENCY
   Preferred Stock, no par value, 1,000,000 shares
    authorized; 5,400 shares issued and outstanding     2,032,300     2,032,300        2,032,300       2,032,300
   Common Stock, no par value, 60,000,000 shares
    authorized; 8,842,279, 2,400,521, 8,842,279
    (unaudited) and 2,400,521 (unaudited) shares
    issued and outstanding                              1,533,123       988,865        1,533,123         988,865
   Accumulated Deficit                                 (7,153,872)   (4,912,364)      (7,478,380)     (5,462,120)
                                                      -----------   -----------      -----------    ------------
 Total Shareholders' Deficiency                        (3,588,449)   (1,891,199)      (3,912,957)     (2,440,955)
                                                      -----------   -----------      -----------    ------------
    TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCIES  $   372,741   $   745,360     $    455,952    $    538,464
                                                      ===========   ===========     ============    ===========

               See Accompanying Notes to the Financial Statements.

                                              ONLY MULTIMEDIA NETWORK, INC.
                                                 STATEMENT OF OPERATIONS



                                              For the Year Ended          For the Three Months Ended
                                                December 31,                        March 31,
                                             1998              1997           1999            1998
                                         ------------      ------------    -----------   ------------
                                                                           (Unaudited)   (Unaudited)

SALES                                    $    581,555      $     91,932    $   185,474   $     95,835

COST OF SALES                                 375,154           108,804         77,317         72,123
                                         ------------      ------------    -----------   ------------
GROSS PROFIT (LOSS)                           206,401       (    16,872)       108,157         23,712


SELLING, GENERAL AND ADMINISTRATIVE
 EXPENSES                                   1,807,668         1,652,146        394,083        562,420
                                         ------------      ------------    -----------   ------------
     LOSS FROM OPERATIONS                  (1,601,267)       (1,669,018)    (  285,926)    (  538,708)
                                         ------------      ------------    -----------   ------------
OTHER INCOME AND (EXPENSES)
   Interest and Dividend Income                 3,741             6,025              6            270
   Interest Expense                       (   174,916)       (  279,829)    (   38,588)    (   36,089)
                                         ------------      ------------    -----------   ------------
    Total Other Income and (Expenses)     (   171,175)       (  273,804)    (   38,582)    (   35,819)
                                         ------------      ------------    -----------   ------------
    LOSS BEFORE TAXES                     (1,772,442)       (1,942,822)    (  324,508)    (  574,527)

PROVISION FOR INCOME TAXES                          -                 -              -              -
                                         ------------      ------------    -----------   ------------
LOSS FROM CONTINUED OPERATIONS             (1,772,442)       (1,942,822)    (  324,508)    (  574,527)

CUMULATIVE PREFERRED DIVIDENDS            (   198,018)                -              -              -

INCOME (LOSS) FROM DISCONTINUED
 OPERATIONS
 (Net of Applicable Income Tax Effect
  of $0, Due to Valuation Allowance
  for Uncertainty of Realization)         (   271,048)      (   855,742)             -         24,769
                                         ------------      ------------    -----------   ------------
NET LOSS ATTRIBUTABLE TO COMMON
 SHAREHOLDERS'                            $(2,241,508)      $(2,798,564)  $ (  324,508)  $(   549,758)
                                         ============      ============   ============   ============



              See Accompanying Notes to the Financial Statements.

                          ONLY MULTIMEDIA NETWORK, INC.
                      STATEMENT OF SHAREHOLDERS' DEFICIENCY
                  FOR THE YEAR ENDED DECEMBER 31, 1998 AND 1997
                AND THREE MONTHS ENDED MARCH 31, 1999 (Unaudited)

                                                  Preferred Stock             Common Stock                            Total
                                               ----------------------     -----------------------    Accumulated   Shareholders'
                                                Shares      Amount         Shares       Amount        Deficit      Deficiency
                                               --------   -----------     ---------   -----------   -----------    -----------

 Balance at December 31, 1996                      --     $      --       1,905,688   $   118,359   $(2,113,800)  $(1 ,995,441)

 Issuance of Common Stock for:
   Cash                                            --            --         444,833       826,212          --          826,212
   Services                                        --            --          50,000        50,000          --           50,000

 Warrants Issued with:
   Issuance of Common Stock                        --            --            --          17,794          --           17,794
   Debentures                                      --            --            --          56,500          --           56,500
   Legal Settlement                                --            --            --          10,000          --           10,000

 Issuance of Preferred Stock for:
   Conversion of Debt                             5,400     1,710,000          --            --            --        1,710,000
   Conversion of Class AAA Warrants                --          90,000          --         (90,000)         --             --
   Conversion of Interest                          --         232,300          --            --            --          232,300

 Net Loss                                          --            --            --            --      (2,798,564)    (2,798,564)
                                               --------   -----------     ---------   -----------   -----------    -----------

 Balance at December 31, 1997                     5,400     2,032,300     2,400,521       988,865    (4,912,364)    (1,891,199)

 Issuance of Common Stock for:
   Conversion of Convertible Note Payable          --            --       6,441,758       592,500          --          592,500

 Cost Related to Convertible Note Payable          --            --            --         (53,642)         --          (53,642)

 Warrants Issued for Compensation                  --            --            --           5,400          --            5,400

 Net Loss                                          --            --            --            --      (2,241,508)    (2,241,508)
                                               --------   -----------     ---------   -----------   -----------    -----------

 Balance at December 31, 1998                     5,400   $ 2,032,300     8,842,279   $ 1,533,123   $(7,153,872)   $(3,588,449)

 Net Loss (Unaudited)                                 -             -             -             -    (  324,508)    (  324,508)
                                               --------   -----------     ---------   -----------   -----------    -----------
 Balance at March 31, 1999 (Unaudited)            5,400   $ 2,032,300     8,842,279   $ 1,533,123   $(7,478,380)   $(3,912,957)
                                               ========   ===========     =========   ===========   ===========    ===========

               See Accompanying Notes to the Financial Statements.



                          ONLY MULTIMEDIA NETWORK, INC.
                            STATEMENTS OF CASH FLOWS

                                                       For the Year Ended             For the Three Months
                                                           December 31                    Ended March 31,
                                                         1998          1997             1999          1998
                                                      -----------  ------------       ----------   -----------
                                                                                      (Unaudited)  (Unaudited)
 CASH FLOWS FROM OPERATING ACTIVITIES:
      Net Loss                                       $(2,241,508)  $(2,798,564)       $ (324,508)   $ (549,758)
      Adjustments to reconcile Net Loss to Net
      Cash Used in Operating Activities:
       Provision for Doubtful Accounts                      --          11,000                 -             -
       Depreciation and Amortization                     131,395        93,514            27,895        31,052
       Note Payable Issued for Legal Settlement             --          48,000                 -             -
       Stock Warrants Issued for Services                  5,400        27,500                 -             -
       Loss on Disposal of Assets                         60,322          --                   -             -
      Changes in Assets and Liabilities:
       (Increase) Decrease
         Accounts Receivable                              11,899         5,655          (    581)     (  1,814)
         Prepaid Expenses                                  1,946        29,154          (  2,569)     ( 65,279)
         Other Assets                                     76,793       327,130                 -        84,233
       Increase (Decrease)
          Accounts Payable and Accrued Expenses          648,198       340,885          ( 49,796)      113,238
          Deferred Revenue                               162,713       168,44O            29,693       104,484
        Accrued Interest                                       -             -          ( 37,110)       11,843
                                                      -----------   -----------       ----------    ----------
          Net Cash Used in Operating Activities       (1,142,842)   (1,747,286)         (356,976)     (272,001)
                                                      ----------   -----------        ----------    ----------
 CASH FLOWS USED IN INVESTING ACTIVITIES
      Purchase of Futniture and Equipment                (64,962)     (169,384)         ( 49,871)     (  4,041)
                                                     -----------   -----------        ----------    ----------
 CASH FLOWS FROM FINANCING ACTIVITIES
      Advances from Affiliate                            345,380          --                   -             -
      Proceeds from Issuance of Notes Payable            100,000       400,000           995,068       140,000
      Payments for Notes Payable                         (58,586)      (18,052)         (515,391)     ( 14,212)
      Proceeds from Issuance of Debentures Payable          --         351,000                 -             -
      Payments for Debentures Payable                     (9,000)         --                   -             -
      Offering Cost for Convertible Note                 (29,449)         --                   -             -
      Payments Under Capital Lease Obligations           (53,622)      (44,557)         ( 14,745      ( 12.491)
      Net Proceeds from Issuance of Stock                   --         883,005
      Proceeds from Issuance of Convertible Notes
       Payable                                           745,000          --                   -             -
                                                     -----------   -----------        ----------    ----------
       Net Cash Provided by Financing Activities       1,039,723     1,571,396           464,932       113,297
                                                     -----------   -----------        ----------    ----------
 NET INCREASE (DECREASE)                                (168,081)     (345,274)           58,085      (162,745)

 CASH AT BEGINNING OF PERIOD                             175,563       520,837             7,482       175,563
                                                      ----------   -----------        ----------    ----------
 CASH AT END OF PERIOD                               $     7,482   $   175,563        $   65,567    $   12,818
                                                     ===========   ===========        ==========    ==========

               See Accompanying Notes to the Financial Statements.

                          ONLY MULTIMEDIA NETWORK, INC.
                             STATEMENT OF CASH FLOWS
                  FOR THE YEAR ENDED DECEMBER 31, 1998 AND 1997
           AND THREE MONTHS ENDED MARCH 31, 1999 AND 1998 (UNAUDITED)


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
     For the years ended December 31, 1998 and 1997, the Company paid in cash approximately $43,000 and $45,000, respectively, for interest, and paid no income taxes.

NON-CASH INVESTING AND FINANCING TRANSACTION
     For the years ended December 31, 1998 and 1997, the Company acquired equipment of $12,855 and $73,445, respectively, under capital lease obligations.


    During the year ended December 31, 1998, the Company issued a convertible promissory note for $592,500, which was converted at $0.09 per share (as stipulated in the promissory note)into an aggregate of 6,441,758 shares of the Company's common stock.

    In 1997, the Company agreed with certain note holders to issue 5,400 shares of Preferred Stock Series B for the conversion of $1,710,000 of principal, $90,000 of Class AAA warrants and $232,300 of interest.

    For the year ended December 31, 1997, the Company issued a $48,000 note payable bearing interest at 8% per annum with monthly principal and interest payments of $3,370. The note was issued as a settlement for a legal dispute for which the Company incurred settlement expense of $48,000.

    For the year ended December 31, 1997, the Company issued 50,000 shares of its common stock for loan fees valued at $50,000 and the Company issued 50,000 class C common stock warrants valued at $10,000 in connection with a legal settlement (See Note 10 - Stock, Warrants and Options "Stock Warrants").









See Accompanying Notes to the Financial Statements.

                          ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Organization and Line of Business

          Only Multimedia Network, Inc. (the "Company") is a provider of a range of Internet-related services to the entertainment community. In 1997, the Company began the operations of CastNet, a state-of-the-art application which enables casting directors and talent agents to exchange high-speed information within a closed "Intranet" and secured "Internet" system, providing instant electronic access to text, audio and video profiles of actors throughout the world. Prior to the start of CastNet, the Company's main focus was being an Internet Service Provider (See Note 12 - Discontinued Operations).


          Basis of Presentation

          As reflected in the accompanying financial statements, the Company has a net operating loss of $2,241,508 for the year ended December 31, 1998, and a working capital deficit of $3,377,272 as of December 31, 1998. Also, as of December 31, 1998 its debentures payable of $331,770 were in default (the default refers to the fact that the notes became due and the Company has not repaid the outstanding balance). In addition, the Company has, notes payable of $746,362 which are due as of December 31, 1998 or become due in the next twelve months, and a shareholders' deficiency of $3,588,449. These matters raise substantial doubt about the Company's ability to continue as a going concern.


          In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to continue to raise capital and generate positive cash flows from operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue its existence.

                          ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

          Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

          -    The Company has been  acquired by a publicly  held  company  (see
               Note 13).

          - In 1999, the Parent Company (See Note 13) completed a Regulation D 504 and 506 private placements and in the aggregate raised $2,000,000. The Parent Company had raised approximately $550,000 in 1998, which was used to fund operations, and the remaining $1,450,000 in 1999. Of the $1,450,000, the Company paid-off
               $500,000 of notes payable and the remaining funds will be used for marketing, product development, fixed asset acquisitions and working capital needs of the Company.

          - The Company is continuing to cut its operating overhead in order to reduce the amount of cash needed to fund operations.

          Cash Equivalents

          Cash equivalents generally include all highly liquid investments with original maturities of three months or less.

          Furniture and Equipment

          Furniture  and  equipment  are  stated  at  cost.   Depreciation   and
          amortization is computed using the straight-line method over the useful lives of the assets as follows:

              Computer Equipment                                 5 years
              Computer Software                                  5 years
              Office Furniture and Equipment                     5 - 7 years
              Leasehold Improvements (life of lease)             3 years

          Revenue Recognition

          The Company recognizes revenue from the subscriber base of CastNet. The subscribers pay an annual fee at the beginning of the contract period to be a part of the CastNet database. The subscription is recognized as revenue on a pro rata basis over the 12-month annual period.

                          ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

          Research and Development

          Research and development costs are expensed as incurred. For the years ended December 31, 1998 and 1997, the Company had research and development costs of approximately $298,000 and 205,000, respectively, which have been included in selling, general and administrative expenses.


          Income Taxes

          Deferred  income taxes result  primarily  from  temporary  differences between financial and tax reporting. Deferred tax assets and liabilities are determined based on the difference between the financial statement bases and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to more likely than not be realized.

          Concentration of Credit Risk

          Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and accounts receivables. The Company places its cash with credit worthy financial institutions and at times may exceed the FDIC $100,000 insurance limit. The Company sells products in the United States and extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

                          ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

          Use of Estimates

          Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from the estimates made.

NOTE 2 -  FURNITURE AND EQUIPMENT

          Furniture and equipment consisted of the following as of December 31,:

                                                      1998             1997
                                                 -------------    ------------
            Computer Equipment                    $   481,558      $   548,834
            Computer Software                          33,148           39,880
            Office Furniture and Equipment             16,360           21,482
            Leasehold Improvements                      2,300            2,300
                                                 ------------     ------------
                                                      533,366          612,496
            Less: Accumulated Depreciation            196,775          162,005
                                                  -----------      -----------
                             Total                $   336,591       $  450,491
                                                  ===========      ===========

          Depreciation expense was $131,395 and $93,514 for the years ended December 31, 1998 and 1997, respectively.

NOTE 3 -  ADVANCES FROM AFFILIATE

          As of December 31, 1998, the Company has received $340,199 from its prospective parent company, which is majority owned by the majority stockholder of the Company. Also, the Company was acquired by the affiliate in March 1999 (see Note 13 - Subsequent Events). The advances were to fund operations and will be eliminated in 1999 when the companies are consolidated.

                          ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 4 -  NOTES PAYABLE
                                                      1998             1997
                                                    ----------       ---------
          Note  payable  for  legal  settlement.
          The  note  bears  interest at 8.0% per
          year and requires  monthly  principal
          and  interest  payments of $3,370 with
          all  accrued  interest  and  principal
          due June 1999.                              $ 23,124        $ 60,346

          Note  payable for  legal settlement.
          The  note bears interest at 8.0% per
          year and requires monthly  principal
          and interest payments of $2,000 with
          all accrued  interest and  principal
          due January 2000.                             23,238          44,602


          Note payable. The note bears interest
          at 10% per  annum  with  all  accrued
          interest   and   principal   due   on
          December  31,  1998.   Also,  if  the
          Company closes one or more related or
          unrelated  financing  transactions or
          closes   one  or  more   related   or
          unrelated  transactions  pursuant  to
          which it sells  substantially  all of
          its assets, or is merged or acquired,
          all accrued  interest  and  principal
          shall become due.  Also,  the note is
          secured by  substantially  all assets
          of   the   Company.   Subsequent   to
          December  31,  1998,  this amount was
          paid in full. (See Note 1).              500,000       400,000
                                                 ---------     ---------
                                                   546,362       504,948
          Less:  Current  Portion                  546,362       461,416
                                                 ---------     ---------
          Long-Term Portion                      $    --       $  43,532
                                                 =========     =========

 NOTE 5 -  DEBENTURES PAYABLE

          In 1996, the Company completed a debenture private placement for aggregate proceeds of $1,950,000 for $1,852,500 of notes bearing interest at 10% per annum and $97,500 of Class AA stock warrants. The principal balance and all unpaid interest were due December 31, 1997. In 1997, the Company and note holders agreed to convert the principal and interest into the Company's Preferred Stock Series B (see Note
          10). As of December 31, 1997, the note holders for $1,710,000 of the notes effectively agreed to convert, and the remaining note holders for $142,500 did not elect to convert.

                          ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 5 -  DEBENTURES PAYABLE (Continued)


          In 1997, the Company completed a debenture private placement for aggregate proceeds of $390,000 for $351,000 of notes bearing interest at 10% per annum and $39,000 of Class B stock warrants. The principal balance and all unpaid interest were due on December 31, 1997. As of December 31, 1997, the note holders for $207,000 of the notes agreed to extend the maturity date to December 31, 1998, and the remaining note holders for $144,000 did not elect to extend the maturity date.


          Debentures payable and related accrued interest consisted of the following as of December 31,:
                                                     1998                 1997
                                                   ---------           ---------
                   Principal                       $ 484,500           $ 493,500
                   Interest                           94,064              43,009
                                                   ---------           ---------
                                                     578,564             536,509
                   Less: Current Portion             578,564             331,770
                                                   ---------           ---------
                   Long-Term Portion                    -              $ 204,739
                                                   =========           =========

NOTE 6 -  NOTES PAYABLE - SHAREHOLDERS

          In 1997, certain shareholders advanced $525,453 to the Company. The notes, excluding $200,000, which is due May 1999, are due May 8, 2006 and bear interest at rates ranging from 6% to 10%. Accrued interest on these notes was $30,234 and $61,300 as of December 31, 1998 and 1997, respectively. In the event that the Company completes a firm commitment initial public offering for gross proceeds of at least $7,500,000 or the sale of the Company, then the Company shall be required to make equal monthly payments of interest and principal in an amount equal to the monthly payment necessary to fully amortize the outstanding balance of unpaid principal and interest, as of the date of the event, over the remaining term of the note.

NOTE 7 -  CONVERTIBLE NOTES PAYABLE

          In May 1998, the Company issued convertible promissory notes in the aggregate amount of $745,000 to certain shareholders, officers, directors and unrelated parties. At the request of the holder, the principal and unpaid interest can be converted, at a rate of $.09 per share, into the Company's common stock. Also, these notes have an interest rate of 7.333% and interest accrues up to the date of conversion. The principal and all accrued and unpaid interest is due in May 2003. As of December 31, 1998, $592,500 has been converted (See
          Note 10 - Stock, Warrants and Options "Conversion of Convertible Note Payable").

                          ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 8 -  CAPITAL LEASES

          The Company leases equipment under capital leases expiring through 2002. Monthly payments, including interest with rates ranging from 12.7% to 22.1%, are $6,994.

          The following is a summary of property held under the capital leases as of December 31,:
                                                        1998          1997
                                                      ---------    ---------
                Computer Equipment                    $ 250,749    $ 237,894
                Computer Software                         7,381        7,381
                Office Furniture and Equipment           27,122       27,122
                                                      ---------    ---------
                                                        285,252      272,397
                Less: Accumulated Depreciation          149,673       94,958
                                                      ---------    ---------
                Total                                 $ 135,579    $ 177,439
                                                      =========    =========

          Minimum future lease payments under the capital leases as of December 31, 1998 for each of the remaining years in the aggregate are:

             Year Ending December 31,:
             1999                                            $    83,933
             2000                                                 62,742
             2001                                                 27,898
             2002                                                  6,941
                                                            ------------
             Total Minimum Lease Payments                        181,514

             Less: Amount Representing Interest                   34,476
                                                             -----------
             Present Value of Minimum Lease Payments             147,038
             Less:  Current Portion                               62,976
                                                             -----------
             Long-Term Portion                               $    84,062
                                                             ===========

                          ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 9 -  COMMITMENTS AND CONTINGENCIES

          Leases

          The Company has a noncancelable lease for its office suite in Los Angeles. The following represents future lease payments due for the office suite:

                  Year Ending December 31,:
                   1999                                      $   69,000
                   2000                                          69,000
                   2001                                          71,000
                   2002                                          78,000
                   2003                                          78,000
                   Thereafter                                   435,000
                                                             ----------
                  Total                                      $  800,000
                                                             ==========

          Rent expense for the years ended December 31, 1998 and 1997 was $48,336 and $46,131, respectively.

          Litigation

          The Company is involved with certain legal proceedings and claims, which arise in the normal course of business. Management does not believe that the outcome of these matters will have a material adverse effect on the Company's financial position or results of operations.

NOTE 10 - STOCK, WARRANTS AND OPTIONS

          Preferred Stock

          The Company is authorized to issue 1,000,000 shares of its preferred stock in one or more series.


          In 1997, the Company agreed with certain note holders to issue 5,400 shares of Preferred Stock Series B for the conversion of $1,710,000 and $232,300 of principal and interest, respectively, and cancellation of 1,775,000 Class AAA warrants. Each share has the following rights:
          i) liquidation preference of $500 per share, ii) receive an annual dividend of $36.70, payable in additional shares of Preferred Stock Series B, iii) convertible, at the holders option, into 100 shares of the Company's common stock, iv) automatic conversion into 100 shares of the Company's common stock upon the Company's common stock trading at or above $5.50 per share for any five of ten consecutive trading days and v) is redeemable at $500 per share at the option of the Company.

                          ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 10 - STOCK, WARRANTS AND OPTIONS (continued)

          Sale of Common Stock

          In 1997, the Company completed a common stock private placement for aggregate proceeds of $1,112,082, net of offering costs of $268,076, for 444,833 units. Each unit consisted of one share of the Company's common stock and two class AAA common stock warrants (see stock warrants below). Of the aggregate proceeds, the Company assigned $1,094,288 to the 444,833 shares of common stock issued and $17,794 to the 444,833 class AAA common stock warrants issued.


          In 1997, in connection with a debt facility, the Company issued 50,000 shares of its common stock. The stock was valued at $50,000, the value of the services provided. The amount was capitalized as loan fees and is being amortized over the life of the loan.

          Conversion of Convertible Note Payable

          In May 1998, the Company issued a convertible promissory note for $592,500, which was converted into 6,441,758 shares of the Company's common stock as of December 31, 1998. The note had a rate of interest at 7.333% up to the date of conversion. The Company has accrued and unpaid interest of approximately $9,200, which was not converted, and is included in accounts payable and accrued expenses at December 31, 1998.

          Stock Warrants

          In 1996, the Company issued 143,750 warrants to certain investors and an additional 43,125 Class A common stock warrants to a placement agent. These warrants entitle the holders to purchase shares of common stock at an exercise price of $0.05 per share. The warrants expire on May 15, 2000.

                          ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 10 -  STOCK, WARRANTS AND OPTIONS (continued)


          In connection with the issuance of debentures in 1996, the Company issued 1,950,000 Class AA common stock warrants, which were valued at $97,500, the agreed upon allocation of the per unit price of the 1996 debenture private placement and an additional 570,000 Class AA common stock warrants to the underwriter in connection with the debt placement. These warrants become exercisable at the earlier of December 31, 1997 or upon the completion of an IPO and expire on December 31, 2002. The exercise price will be 110% of the IPO price, or $2.00 per share if the Company has not completed an IPO by December 31, 1997. The exercise price shall be $3.00 if the Company becomes a 12(b) or 12(g) reporting Company. The exercise price for the underwriter warrants is 105% of the IPO price. In the event the private placement notes are not paid by December 31, 1997, the Company will grant the investors 3,900,000 warrants and the underwriter 1,140,000 warrants. The exercise price of the warrants shall be $0.01 per share and such warrants expire on May 24, 2000. In 1997, 1,775,000 of these warrants were cancelled with the debt.

          In 1997, since certain of the 1996 debenture holders elected not to convert their debt to preferred stock, the Company was required to issue warrants as a penalty, as described in the above paragraph. The Company issued 405,000 warrants to purchase its common stock at an exercise price of $0.01 per share, which expire in May 2000. The Company valued the warrants at $17,500, which was management's estimated value of the associated penalty at the date of issuance of the warrants.

          In 1997, the Company issued 889,666 Class AAA common stock warrants, which were valued at $17,794, to the investors and an additional 200,175 Class AAA common stock warrants, valued at $4,007, to the underwriters in connection with the common stock private placement. The warrants became exercisable on December 31, 1997 at an exercise price of $6.00 per share and expire on December 31, 2000.

          In 1997, the Company issued 195,000 Class B common stock purchase warrants, which were valued at $39,000, the agreed upon allocation of the per unit price of the 1997 debenture private placement, to the investors in the 1997 debenture private placement. The warrants become exercisable at the earlier of December 31, 1997 or upon the completion of an IPO and expire on December 31, 2002. The exercise price will be 110% of the IPO price, or $2.60 per share if the Company has not completed an IPO by December 31, 1997. The exercise price shall be $3.00 if the Company becomes a 12(b) or 12(g) reporting company.

                          ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 10 -  STOCK, WARRANTS AND OPTIONS (continued)


          In 1997, the Company issued 50,000 Class C common stock warrants in connection with a legal settlement with a fair value of $10,000, which is included in additional paid-in capital and charged to legal settlement expense. Each warrant entitles the holder to purchase one share of the Company's common stock for $2.46 per share. The warrants expire in October 2002.


          The following summarizes the stock warrants issued for the years ended December 31, 1998 and 1997:

                                                                    Weighted
                                                                     Average
                                                                    Exercise
                                                    Warrants          Price
                                                    ---------       ---------
          Options Outstanding, December 31, 1996    2,706,875       $  1.87
          Granted                                   1,739,841       $  4.12
          Cancelled                                (1,775,000)      $  2.00
                                                   ----------

          Options Outstanding and Exercisable,
            December 31, 1998 and 1997              2,671,716       $  3.25
                                                   ==========

          At December 31, 1997, the per unit weighted-average fair value of unit options granted was $2.46 on the date of grant using the minimum value method (net present value of exercise price) with the following weighted-average assumptions: expected dividend yield of 0%, risk-free interest rate of 5.65% and an expected life of 2 years.

          The  following  table   summarizes  the  outstanding  and  exercisable
          warrants grouped by range of exercise prices as of December 31, 1998:

                                                     Weighted     Weighted
                                                     Average      Average
                                                     Exercise     Remaining
                  Range of Exercise Prices            Price         Life
                  ------------------------           --------     ---------
                  $0.01 to $0.05                       $0.02        2.71
                  $2.00 to $2.60                       $2.14        3.98
                  $6.00                                $6.00        2.00

                          ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 10 -  STOCK, WARRANTS AND OPTIONS (continued)

          Stock Options

          The shareholders' of the Company approved the Stock Option Plan (the "Plan"). The Plan covers two types of options, incentive stock options and non-qualified stock options. The aggregate number of shares that may be issued pursuant to the Plan may not exceed 1.6 million shares. The exercise price for the options shall be determined by the Plan administrator at the date of grant, but shall not be less than the fair market value at the date of grant. If the stock is not publicly traded, then the exercise prices shall be determined in good faith by the Plan administrator. Unless otherwise determined by the Plan administrator, the options vest at a rate of 25% each year until fully vested.

          The following summarizes the Company's stock option transactions under the stock option plan:

                                                                      Weighted
                                                                      Average
                                                     Stock Options    Exercise
                                                      Outstanding      Price
                                                       ---------      ---------

         Options  Outstanding,  December 31, 1996      1,110,000      $    2.34
         Granted                                         315,000      $    2.33
                                                       ---------

         Options Outstanding, December 31, 1997        1,425,000      $    2.34
         Granted                                            --        $     --
         Expired                                         (45,000)     $    1.89
                                                       ---------
         Options Outstanding, December 31, 1998        1,380,000      $    2.28
                                                       =========
         Options Exercisable, December 31, 1997          854,800      $    2.34
                                                       =========
         Options Exercisable, December 31, 1998        1,346,250      $    2.33
                                                       =========

          The weighted average remaining contract lives of stock options outstanding are 3.04 years.

                          ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 10 -  STOCK, WARRANTS AND OPTIONS (continued)

          The Company has adopted only the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". It applies Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plan and does not recognize compensation expense for its stock-based compensation plan other than for stock and options issued to outside third parties. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed by SFAS 123, the Company's net loss would be increased by $0 and $116,050 for the years ended December 31, 1998 and 1997, respectively, to the pro forma amounts indicated below.

                                             1998                1997
                                       --------------       ------------
                  Net Loss:

                    As Reported          $(2,241,508)        $(2,798,564)
                                         ===========         ===========
                    Pro forma            $(2,241,508)        $(2,914,614)
                                         ===========         ===========


NOTE 11 -  INCOME TAXES

                  The reconciliation of income taxes computed at the federal statutory tax rate to income tax expense at the effective income tax rate is as follows at December 31,:


                                                            1998        1997
                                                           -------     -------

            Federal Statutory Income Tax (Benefit) Rate
            Increase (Decrease) Resulting From:              (34.0)%     (34.0)%
             Non-Deductible Expenses
             Net Change in Valuation Allowance                  .2%         .7%
            Effective Income Tax (Benefit) Rate               33.8%       33.3%
                                                           -------     -------
                                                               --%         --%

                          ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 11 -  INCOME TAXES (continued)

          The components of the net deferred tax asset and (liability) are as follows at December 31,:

                                                     1998             1997
                                                 -----------     -----------

            Net Operating Loss Carryforwards     $ 2,299,000     $ 1,536,000
            Deferred Revenue                          65,000          68,000
            Depreciation                             (14,000)        (39,000)
            Other                                     (5,000)         13,000
            Valuation Allowance                   (2,345,000)     (1,578,000)
                                                 -----------     -----------
                                                 $      --       $      --
                                                 ===========     ===========


          In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on projections of future taxable income over the periods, which the deferred tax assets are deductible, as of December 31, 1998, management believes it is likely that the Company will not realize the benefits of these deductible differences, and therefore a full valuation allowance is required. The net change in the valuation allowance for the years ended December 31, 1998 and 1997 increased by approximately $767,000 and $792,000, respectively.


          The Company has available at December 31, 1998 approximately $6,763,000 of unused operating loss carryforwards that may be applied against future taxable income and that expire in various years starting from 2010. However, the merger, as described further in Note 13, may place limitations as to the ability to use these operating loss carryforwards.

                          ONLY MULTIMEDIA NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 12 - DISCONTINUED OPERATIONS

          In July 1998, the Company's management decided to discontinue the ISP operations and focus the Company's resources on the operations of CastNet. The plan to discontinue the ISP operations was to inform the customers that as of September 1, 1998, they would not be provided service as of October 1, 1998, and the infrastructure was dismantled and converted to other uses, such as the CastNet operations. As of December 31, 1998, the shut down of the ISP operations was complete and no additional costs were required. The 1998 and 1997 financial statements have been presented for the discontinued operations. Following is summary financial information for the Company's discontinued ISP operations for the year ended December 31,:


                                                       1998            1997
                                                   ----------      -----------
            Net Sales                              $    168,524    $   402,841
                                                    ===========    ===========
            Loss from discontinued operations:
               Before taxes                        $(   271,048)   $(  855,742)
               Provision for income taxes                     -              -
                                                   ------------    -----------
               Net                                 $(   271,048)   $(  855,742)
                                                    ===========    ===========


NOTE 13 - SUBSEQUENT EVENTS

          In March 1999, the Company finalized an agreement to be acquired by a wholly owned subsidiary (the "Acquirer") of a publicly held company (the "Parent"). Each holder of the Company's warrants or options, common stock or preferred stock will receive from the Acquirer an identical instrument in the Parent, in terms of all rights, preferences, and privileges. The Acquirer shall cease as of the closing and the Company shall continue as the surviving entity. Also, a certain individual is the majority shareholder of both the Parent and the Company.

                        THE ENTERTAINMENT INTERNET, INC.
                                  BALANCE SHEET
                        AS OF SEPTEMBER 30, 1999 AND 1998

ASSETS

                                                    September 30,  September 30,
                                                        1999            1998
                                                    -----------    ------------
 CURRENT ASSETS
     Cash and Cash Equivalents                      $      --      $    18,724
     Accounts Receivables                                 7,113         29,119
     Prepaid Expenses                                   590,754           --
                                                    -----------    -----------
            Total Current Assets                        597,867         47,843
                                                    -----------    -----------

 FURNITURE AND EQUIPMENT, net                           366,201        413,884

 OTHER ASSETS                                            14,247         38,503
                                                    -----------    -----------
                      TOTAL ASSETS                  $   978,315    $   500,230
                                                    ===========    ===========

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

 CURRENT LIABILITIES
     Bookover Draft                                 $     8,914    $      --
     Obligations Under Capital Leases                    70,946         57,231
     Notes Payable - Shareholders                     1,470,130           --
     Notes Payable, Current Portion                     189,736        555,239
     Debenture Payable and Accrued Interest             437,000        277,500
     Accounts Payable and Accrued Expenses            1,281,238      1,009,267
     Deferred Revenue                                   372,783        440,290
                                                    -----------    -----------
            Total current liabilities                 3,830,747      2,339,527

 LONG-TERM LIABILITIES
     Obligations Under Capital Leases, Less
      Current Portion                                    40,605         91,964
     Notes Payable, Less Current Portion                   --          993,147
     Debentures Payable, Less Current Portion              --            6,210
     Notes Payable - Shareholders, Less Current
      Portion                                           325,453        477,953
     Accrued Interest                                    66,718         94,848
                                                    -----------    -----------
            Total liabilities                         4,263,523      4,003,649
                                                    -----------    -----------

 SHAREHOLDERS' DEFICIENCY
     Preferred Stock, no par value, 1,000,000
      shares authorized; 5,400 shares issued
      and outstanding                                 2,032,300      2,032,300
     Common Stock, $.001 par value, 50,000,000
      shares authorized; 27,585,229 and 10,712,358
      shares issued and outstanding, respectively        27,585         10,712
     Additional Paid-In Capital                       4,536,247        978,152
     Accumulated Deficit                             (9,881,340)    (6,524,583)
                                                    -----------    -----------
            Total Shareholders' Deficiency           (3,285,208)    (3,503,418)
                                                    -----------    -----------

            TOTAL LIABILITIES AND SHAREHOLDERS'
                DEFICIENCY                          $   978,315    $   500,230
                                                    ===========    ===========

                        THE ENTERTAINMENT INTERNET, INC.
                             STATEMENT OF OPERATIONS
               FOR THE 9 MONTHS ENDED SEPTEMBER 30, 1998 AND 1999

                                                    September 30,  September 30,
                                                        1999           1998
                                                    -----------    -----------


SALES                                               $   572,275    $   544,974

COST OF SALES                                           317,120        332,007
                                                    -----------    -----------

              GROSS PROFIT                              255,155        212,967

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES          2,935,455      1,633,255
                                                    -----------    -----------

              LOSS FROM OPERATIONS                   (2,680,300)    (1,420,288)

OTHER INCOME AND (EXPENSES)
              Interest and Dividend Income                 --            3,700
              Loan fees written off                        --          (66,925)
              Interest Expense                          (47,168)      (128,707)
                                                    -----------    -----------
               Total Other Income and (Expenses)        (47,168)      (191,932)
                                                    -----------    -----------

NET LOSS                                            $(2,727,468)   $(1,612,220)
                                                    ===========    ===========

EPS Primary                                         $     (0.13)   $     (0.28)
                                                    ===========    ===========
EPS Diluted                                         $     (0.13)   $     (0.25)
                                                    ===========    ===========

Weighted Average
  Shares Outstanding:
   Primary                                           20,230,593      6,437,781
                                                    ===========    ===========
   Diluted                                           20,230,593      6,437,781
                                                    ===========    ===========

                        THE ENTERTAINMENT INTERNET, INC.
                             STATEMENT OF CASH FLOWS
               FOR THE 9 MONTHS ENDED SEPTEMBER 30, 1998 AND 1999

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss                                              $(2,727,468)  $(1,612,220)

Adjustments to reconcile Net Loss to Net
  Cash Used in Operating Activities:
     Depreciation                                          81,022        36,607
     Issuance of Common Stock for Services Rendered     1,215,277

Changes in Assets and Liabilities:
      (Increase) Decrease
             Accounts receivable                           10,881        (2,799)
             Prepaid expenses                                --           1,946
             Other Assets                                    --          52,537

      Increase (Decrease)
             Accounts Payable and Accrued Expenses        413,691       259,979
             Deferred Revenue                             (14,999)      215,221
             Accrued Interest                              26,666       181,007
                                                      -----------   -----------
Net Cash Used in Operating Activities                    (994,930)     (867,722)
                                                      -----------   -----------

CASH FLOWS USED IN INVESTING ACTIVITIES
      Purchase of Furniture and Equipment                (110,633)
                                                      -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES
      Increase in Book over Draft                           8,914          --
      Payments Under Capital Lease Obligations            (35,488)      (38,609)
      Decrease in advances from Affiliate                (345,380)
      Proceeds from Issuance of Notes                        --          56,501
      Proceeds from Loans by Shareholder                1,361,870       745,000
      Payments for Notes Payable                         (356,626)      (52,009)
      Proceeds from Issuance of Common Stock              464,791          --
                                                      -----------   -----------

Net Cash Provided by Financing Activities               1,098,081       710,883
                                                      -----------   -----------

NET DECREASE IN CASH                                       (7,482)     (156,839)

CASH AT BEGINNING OF PERIOD                                 7,482       175,563
                                                      -----------   -----------

CASH AT END OF PERIOD                                 $      --     $    18,724
                                                      ===========   ===========

                        The Entertainment Internet, Inc.
                          Notes to Financial Statements
                           September 31, 1999 and 1998
                                   (Unaudited)


NOTE 1 - DESCRIPTION OF BUSINESS

The Entertainment Internet, Inc. (the "Company") was organized on April 20, 1992 under the laws of the State of Nevada. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 7, the Company was considered to be a development stage company. Effective on March 31, 1999, with the Company's acquisition of Only Multimedia Network, Inc. the Company ceased to be a development stage company, since at the date of acquisition the Company had revenues and operations. The operations of the Company are those of its wholly owned subsidiary, which operates CastNet, a state-of-the-art application which enables casting directors and talent agents to exchange high-speed information within a closed "Intranet" and secured "Internet" system, providing instant electronic access to text, audio and video profiles of actors throughout the world.

Subsidiary
----------

In March 1999, the Company formed The Entertainment Internet, Inc., a California corporation ("TEI-CAL"). TEI-CAL was formed to acquire and be the parent for the Company's acquisition of Only Multimedia Network, Inc. ("OMNI"). See "Acquisition" for further details.

NOTE 2 - ACQUISITION

In August 1998, the Company entered into an Agreement and Plan of Merger (the "Merger") with Only Multimedia Network, Inc. ("OMNI"). The merger was structured so that TEI-CAL would be the acquirer of OMNI. Upon completion of the Merger in March 1999, the Company issued to TEI-CAL 8,852,279 shares of the Company's Common Stock, 5,400 shares of the Company's Preferred Stock and warrants and options and convertible notes convertible into 5,854,721 shares of the Company's Common Stock (described below). TEI-CAL simultaneously exchanged on a one-for-one basis the securities for OMNI's Common Stock, Preferred Stock and warrants and options and convertible notes. Also, a certain individual is the majority shareholder of both the Parent and the Company.

As a result of this transaction the former shareholders of OMNI acquired or exercised control over a majority of the shares of the Company. Accordingly, the transaction has been treated for accounting purposes as a recapitalization of OMNI and, therefore, the historical and continuing financial statement presentation will be continuation of the legal subsidiary, TEI-CAL, not the Company, the legal parent. In accounting for this transaction:

     (i) OMNI is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets will be included in the consolidated balance sheet at their historical book values;

     (ii) Control of the net assets and business of the Company was acquired effective March 31, 1999. This transaction has been accounted for as a purchase of the assets and liabilities of the Company by OMNI; however, since the Company had no operations or substantial assets as of the acquisition, the transaction will not create excess of cost over fair value of net assets acquired. A summary of the historical book values of OMNI are as follows

                                                     1998                1997
                                             --------------        -------------
      Cash                                   $        7,482        $    175,563
      Other Current Assets                           14,421              28,266
      Furniture and Equipment                       336,591             450,491
      Other Assets                                   14,241              91,040
      Accounts Payable and Accrued Expenses       1,278,111             656,775
      Other Current Liabilities
      Debentures Payable                            578,564             536,509
      Notes Payable                                 546,362             504,948
      Notes Payable Shareholders                    525,453             525,453
      Capital Lease Obligations                     147,038             187,805
      Shareholders Deficiency                    (3,588,449)         (1,891,199)
                                             --------------        -------------
      Acquisition Price                      $            -        $          -
                                             ==============        =============


NOTE 3 - REVENUE RECOGNITION

The Company recognizes revenue from the subscriber base of Castnet. The subscribers pay an up front annual fee at the beginning of the contract period to be a part of the Castnet database. The fee is recognized as revenue pro rata over the 12-month annual period. Also, the Company intends to charge for advertising space on its Castnet website. The advertising revenue will be recognized for the cash compensation to be earned

NOTE 4 -  FINANCING AGREEMENT/CONVERTIBLE NOTE PAYABLE

In 1999, the Company entered into financing agreements with two separate but mutual companies through common ownership. The financing agreements provide for the lenders to provide funds, as deemed necessary, by the lenders. The Company is to pay interest at a rate of 6% per annum, with principal due on demand. The notes also call for any amount of the outstanding principal to be converted into restricted shares of the Company's common stock at the option of either the lenders or the Company. If the conversion feature is evoked, the number of shares are to be calculated as follows: i) conversion rate shall be calculated by taking 60% of the most favorable closing price of shares of the Company's common stock during the period extending from the first day of the calendar year prior to the date of issuance of the shares; ii) dividing the principal amount, being converted, by the conversion rate; and iii) any accrued and unpaid interest will be waived by the lender. Also, the Company has the right, within one year from the date of issuance of any shares issued, to redeem the shares for the amount of principal, original interest and interest which would have been due in the event the conversion had not taken place. As of September 30, 1999, the Company has an outstanding balance of $1,000,000 and none of the principal has been converted.

Since the shareholder receives a 40% discount from the fair market value, the first 20% will be attributed to the lack of tradability of the shares due to restriction on sale and the second 20% will be attributed to the interest that will accrue over the one year period from date of conversion to the expiration date of the buyback.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Leases
------
The Company has a noncancelable lease for its office suite in Los Angeles. The following represents future lease payments due for the office suite:

    Year Ending December 31,:
    1999                                                        $ 69,000
    2000                                                          69,000
    2001                                                          71,000
    2002                                                          78,000
    2003                                                          78,000
    Thereafter                                                   435,000
                                                                --------
      Total                                                     $800,000

Litigation
----------
The Company is involved with certain legal proceedings and claims which arise in the normal course of business. Management does not believe that the outcome of these matters will have a material adverse effect on the Company's financial position or results of operations.

NOTE 6 -   STOCK, WARRANTS AND OPTIONS

Common Stock
------------

For the nine months ended September 30, 1999, the Company has issued an aggregate 350,000 shares of its common stock to its board of directors, with a value of $251,300, pursuant to agreements executed with the Company..

These share issuances were accounted for in accordance with FASB No. 123. They have been recorded at the fair market value.


Stock Warrants
--------------

The fair  value for the  warrants  was  estimated  at the date of grant  using a
Black-Scholes option pricing model with the following weighted average assumptions: weighted average risk-free interest rates of 5.5; dividend yields of 0%; weighted-average volatility factors of the expected market price of the Company's common stock of 256%; and a weighted average expected life of the option of 3 to 5 years. For the nine months ended September 30, 1999, the Company issued the following stock warrants:

     o Issued a warrant as commission for finder's fees related to the sale of common stock. The warrant is for the purchase of 54,545 shares of the Company's common stock at $0.55 per share for two years. The warrant had a fair value at date of grant of $74,000.

     o Issued a warrant for services rendered. The warrant is for the purchase of 25,000 shares of the Company's common stock at $1.00 per share for a period of ten years. The warrant had a fair value at date of grant of $18,000.

     o Issued a warrant for service rendered. The warrant is for the purchase of 200,000 shares of the Company's common stock at $1.00 per share for a period of ten years. The warrant had a fair value at date of grant of $69,000.

Stock Options
-------------

Effective March 1, 1999, the Company adopted an employee stock option plan (the "Plan"), which expires February 28, 2009. The exercise price for the options shall be determined by the Plan administrator at the date of grant, but shall not be less than the fair market value at the date of grant. The Plan has reserved a maximum shares to be issued under the option plan not to exceed 3,000,000. As of September 30, 1999, the Company has issued or committed to issue, to employees, officers and directors of the Company, stock options to purchase 350,000 shares of the Company's common stock. The options are exercisable for five years at an exercise price of $1.00 per share.

The Company has adopted only the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". It applies Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for restricted stock and options issued to outside third parties. The Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS No. 123.

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         THE ENTERTAINMENT INTERNET, INC.


                                         /s/ Michael Solomon
                                     By: -----------------------

 Amendment No. 2                        Michael Solomon
 June  5, 2000                          Chief Executive Officer

                                  EXHIBIT INDEX


The following exhibits are filed herewith:

Exhibit
Number            Description
-------           -----------

10.6     Employment Agreement of Jeremy Schuster

10.7     Employment Agreement of Mohamed Hadid

10.8     Addendum to Employment Agreement of Mohamed Hadid

10.6     Lease Agreement

27.1     Financial Data Schedule (amended)






                                       55